Exhibit 99.1

PENN WEST ANNOUNCES ITS FINANCIAL AND OPERATIONAL RESULTS

FOR THE THIRD QUARTER ENDED SEPTEMBER 30, 2015

CALGARY, November 5, 2015 - PENN WEST PETROLEUM LTD. (TSX – PWT; NYSE – PWE) (“Penn West”, the “Company”, “we”, “us” or “our”) is pleased to announce its financial and operational results for the third quarter ended September 30, 2015. All figures are in Canadian dollars unless otherwise stated.

	Three months ended September 30			Nine months ended September 30
	2015	2014	% change	2015	2014	% change
Financial (millions, except per share amounts)
Gross revenues (1,2)	$295	$589	(50)	$995	$1,918	(48)
Funds flow from operations (2)	45	232	(81)	201	811	(75)
Basic per share (2)	0.09	0.47	(81)	0.40	1.65	(76)
Diluted per share (2)	0.09	0.47	(81)	0.40	1.65	(76)
Funds flow (2)	14	231	(94)	173	798	(78)
Basic per share (2)	0.03	0.47	(94)	0.34	1.62	(79)
Diluted per share (2)	0.03	0.47	(94)	0.34	1.62	(79)
Net income (loss)	(764)	(15)	>100	(1,040)	39	>(100)
Basic per share	(1.52)	(0.03)	>100	(2.07)	0.08	>(100)
Diluted per share	(1.52)	(0.03)	>100	(2.07)	0.08	>(100)
Capital expenditures (3)	116	225	(48)	371	485	(24)
Long-term debt at period-end	$2,249	$2,192	3	$2,249	$2,192	3
Operations
Daily production (average)
Light oil and NGL (bbls/d)	44,170	51,675	(15)	49,267	55,301	(11)
Heavy oil (bbls/d)	11,153	13,012	(14)	11,992	13,251	(10)
Natural gas (mmcf/d)	161	217	(26)	169	226	(25)

Total production (boe/d) (4)	82,198	100,839	(18)	89,376	106,296	(16)

Average sales price
Light oil and NGL (per bbl)	$48.28	$87.49	(45)	$50.91	$92.21	(45)
Heavy oil (per bbl)	31.20	72.59	(57)	35.91	73.93	(51)
Natural gas (per mcf)	$2.99	$4.33	(31)	$2.95	$5.03	(41)
Netback per boe
Sales price	$36.05	$64.01	(44)	$38.45	$67.91	(43)
Commodity gain (loss)	2.83	(0.65)	>(100)	1.91	(1.91)	>(100)

Net sales price	38.88	63.36	(39)	40.36	66.00	(39)
Royalties	(2.72)	(8.99)	(70)	(3.95)	(10.23)	(61)
Transportation	(1.55)	(1.12)	38	(1.43)	(1.17)	22
Operating expenses	(20.89)	(20.74)	1	(19.41)	(18.75)	4

Netback (2)	$13.72	$32.51	(58)	$15.57	$35.85	(57)

(1)	Gross revenues include realized gains and losses on commodity contracts.
(2)	The terms “gross revenues”, “funds flow”, “funds flow from operations” and their applicable per share amounts, and “netback” are non-GAAP measures. Please refer to the “Calculation of Funds Flow/ Funds Flow From Operations” and “Non-GAAP Measures” sections below.
(3)	Capital expenditures include costs related to Property, Plant and Equipment and Exploration and Evaluation. Includes capital carried by partners.
(4)	Please refer to the “Oil and Gas Information Advisory” section below for information regarding the term “boe”.

President’s Message

The third quarter was focused on strengthening our balance sheet and continuing to lower costs within our business. On September 1, we announced specific actions we will take in the context of the current commodity price environment in order to prevent the Company from taking on additional debt. We undertook a 35 percent workforce reduction to significantly reduce our cost structure, we suspended our dividend, and we made clear we intend to align our capital expenditures to be within our funds flow from operations on an annual basis starting in 2016.

We also highlighted our non-core assets which comprised approximately 34,000 barrels of oil equivalent per day of production. We not only reiterated our focus on two of our core assets, the Viking and the Cardium, but we have since announced two sales of non-core assets. The dispositions of our Mitsue properties and our Weyburn Unit working interest that we announced following September 1 provide proceeds of almost $400 million, which we will apply against our outstanding debt. With approximately $810 million in divestitures announced this year, we have surpassed our $650 million non-core asset disposition target, despite a challenging commodity price environment. We believe that these transactions continue to demonstrate our ability to complete non-core asset dispositions at attractive deal metrics. We will continue our divestiture process on additional non-core assets.

We continue to be in compliance with all of our financial covenants and had approximately $650 million of undrawn capacity under our syndicated bank facility of $1.2 billion, at the end of the third quarter, and Senior Debt to EBITDA was 4.3 times, relative to the 5.0 times covenant. We expect to create some additional headroom in the covenant in the fourth quarter when we apply proceeds from our dispositions against outstanding debt. Additionally, we view the monetization of our existing foreign exchange hedges as a key lever in remaining within covenant levels. Given the progress we have made on our disposition program, we may no longer need to monetize our remaining foreign exchange hedges until next year.

The third quarter was operationally challenged in part due to third party pipeline access issues, particularly in the Cardium, causing production to come in below our expectations. Although we continue to find ways to mitigate the impact, we now anticipate these pipeline access issues will impact some volumes through the first half of 2016. We remain positive on our Cardium position, as reflected by some initial well results from our second half drilling program. Three of our wells each averaged above 500 barrels of oil equivalent per day, over a three day period. One of these wells exceeded 1,600 barrels of oil equivalent per day, over a three day period, while another well produced in excess of 3,000 barrels of oil in a single day.

We continue to ramp down activity to reach our target pace and resulting capital run rate. While we had seven rigs running at the end of July, we are now down to five rigs and expect to be down to three rigs by mid-November. This would leave us with a single rig in Viking and two rigs in PROP, where we are largely carried by our joint venture partner.

We believe that our business is better positioned today than at the start of the quarter, however, we have more work to do. Over the last year, we have been proactive in responding to the decline in commodity prices by engaging our lenders early on to ensure sufficient flexibility within our covenant limits. We have been successful with our divestitures during a period where the industry has seen a limited number of transactions. As I have said before, we continue to build the enterprise to operate in a ‘lower for longer’ environment. We remain committed to reducing our leverage and will continue to engage buyers that see value in our non-core asset base. Although we are now a leaner Company, we remain well positioned to execute through the rest of the year and into 2016.

We remain disciplined and I am confident we are taking the steps required to ensure a strong future for Penn West and provide our shareholders with long-term value. I look forward to updating you on our progress and providing our 2016 budget in the new year.

Financial and Operational Highlights

•	During the third quarter, we entered into agreements to sell our Mitsue properties for proceeds of approximately $193 million and our Weyburn Unit working interest for proceeds of $205 million, prior to closing adjustments. Subsequent to the end of the third quarter, the Mitsue transaction closed on October 30, 2015 and we anticipate the Weyburn transaction to close in November 2015, with proceeds from both dispositions to be applied against our senior notes and our syndicated bank facility

•	As at September 30, 2015, we were in compliance with all of our financial covenants under our lending agreements and had approximately $650 million of undrawn capacity under our syndicated bank facility of $1.2 billion. Senior Debt to EBITDA was 4.3 times, relative to a 5.0 times limit

•	Production in the third quarter averaged 82,198 barrels of oil equivalent per day. The majority of the difference relative to the second quarter was the result of dispositions closed in late June. Third quarter volumes were also impacted by approximately 1,000 barrels of oil equivalent per day of third party infrastructure constraints, including the TransCanada Pipeline and Alliance Pipeline systems. Additionally, certain turnarounds had been deferred from the second quarter for operational reasons

•	Third quarter funds flow from operations, which excludes foreign exchange hedge monetizations/settlements, realized foreign exchange losses and restructuring charges was $45 million ($0.09 per share). Despite WTI prices of approximately US$46 per barrel, resulting in Edmonton Par prices of approximately $56 per barrel, our field netbacks including risk management activities remained strong at approximately $14 per boe

•	Capital expenditures were $116 million during the third quarter of 2015, with our development program selectively focused on the Viking and Cardium plays

•	In the third quarter of 2015, we recorded non-cash impairment charges of $435 million primarily related to certain non-core properties in the Fort St. John area of northeastern British Columbia and in the Swan Hills and Wainwright areas of Alberta. This was mainly due to a decline in forecasted commodity prices compared to December 31, 2014

•	Additionally, as a result of entering into definitive sales agreements related to the Mitsue and Weyburn transactions, we recorded non-cash impairment charges of $399 million on these two transactions as the book value of these assets exceeded the fair value received

Select Metrics in Core Areas

The table below outlines select metrics for our core areas for the nine months ended September 30, 2015 and excluding the impact of hedging:

Area	Select Metrics – Nine Months Ended September 30, 2015
	Production	Liquids Weighting	Operating Cost	Netback
Cardium	29,000 boe/d	65%	$15.50/boe	$19.50/boe
Greater Viking	18,500 boe/d	86%	$16.50/boe	$21.50/boe
Slave Point	5,500 boe/d	96%	$19.00/boe	$25.50/boe

Total Core	53,000 boe/d	76%	$16.00/boe	$21.00/boe

Operated Development Activity

Greater Viking

During the quarter, we drilled 33 wells in the Dodsland area, completed 21 wells and brought 19 on production. We expect to continue running at a one rig pace in Dodsland. The quarter also revealed some initial positive results from a nine section water flood in the Dodsland Viking play, which began injecting water in February. The water flood area gas to oil ratio is improving and we have now seen both an arrest of the oil decline and a trend of increasing oil production that is on target with our water flood area development forecast. Facilities and source water are in place to increase injection volumes in Q4 2015, with the potential to expand the water flood area in the future.

Results on some of our recent farmouts as well as regional peer activity has been encouraging and is reflective of the significant Viking potential we hold at our existing lands within our Greater Viking core area. We continue to assess our opportunities throughout the Greater Viking core area where our plans include further technical evaluation of the prospectivity of other zones where we hold rights, such as the Mannville and Bakken.

Cardium

We were running five rigs in the Cardium at the end of July. Currently, we are down to two rigs, both of which we expect to be finished their current pads by mid-November. We have a significant number of Cardium wells drilled with follow on activities to be completed. We anticipate to bring on 14 (8.9 net) Cardium wells through the fourth quarter.

Looking at the results of the Cardium drilling program in the second half of the year, we believe that the significant technical work, particularly regarding pressure regimes within the reservoir, has improved our well results. In October, we brought on three wells, two in the Crimson Lake area and one in the J-Lease area, that each delivered in excess of 500 barrels of equivalent per day over a three day period. Specifically, the well in the J-Lease area delivered rates greater than 3,000 barrels of oil per day over a 24 hour period. While we continue to expect variability in our Cardium drilling results, we believe these wells reinforce our confidence in our core Cardium position as well as our ability to high grade locations.

We will continue to evaluate and prioritize our future inventory. Additionally, we are evaluating the potential of additional horizons throughout our land base, including up hole opportunities in the Belly River as well as deeper horizons in the Rock Creek and the Mannville.

The table below provides a summary of our operational activity in our core areas during the third quarter:

	Number of Wells
	Drilled		Completed		On production
	Gross	Net	Gross	Net	Gross	Net
Cardium	26.0	22.1	9.0	6.8	8.0	5.7
Greater Viking	33.0	33.0	21.0	21.0	19.0	19.0
Slave Point	0.0	0.0	0.0	0.0	0.0	0.0

Total Core	59.0	55.1	30.0	27.8	27.0	24.7

Senior Debt Compliance

We continue to remain in compliance with all our financial covenants, including the Senior Debt to EBITDA covenant that was 4.3 times at September 30, relative to a 5.0 times limit. We will continue to pursue our strategy of reducing absolute debt and leverage levels through further dispositions of non-core assets. We currently have approximately $650 million of undrawn capacity under our $1.2 billion syndicated bank facility. Unlike many of our industry peers, availability under our syndicated bank facility is not based on a borrowing base calculation and therefore is not subject to redeterminations prior to its scheduled maturity in May 2019.

Additionally, we believe that the monetization of our existing foreign exchange hedges is a key lever in remaining within existing covenant limits. At the end of the quarter, these contracts held a positive mark to market value of approximately $75 million. Given our current projections of the 2015 year end Senior Debt to EBITDA covenant, which incorporate the benefit of the recently announced dispositions, we are now expecting to monetize the majority of these contracts in first half of 2016 if commodity prices and exchange rates remain at current levels.

The table below outlines the calculation of our Senior Debt to EBITDA covenant as at the end of the third quarter:

Twelve months ended
(millions, except ratios)	Sep 30, 2015
Funds Flow	$310
Financing	$160
Realized gain on foreign exchange hedges on prepayments	$(9)
Realized foreign exchange loss – debt prepayments	$59
Restructuring expenses	$32

EBITDA	$552
EBITDA contribution from assets sold (1)	$(32)

EBITDA as defined by debt covenants	$520
Total senior notes	$1,742
Syndicated bank facility advances	$507

Total long-term debt	$2,249
Letters of credit – financial (2)	$14

Total senior debt	$2,263
Senior debt to EBITDA	4.3x

(1)	Consists of EBITDA contributions from assets that have been disposed of in the prior 12 months.
(2)	Letters of credit that are classified as financial are included in the Senior debt calculation per the debt agreements.

Updated Hedging Positions

Our hedging program continues to help reduce the volatility of our funds flow from operations, and thereby improve our ability to align capital programs going forward. We target having hedges in place for approximately 25% to 40% of our crude oil exposure, net of royalties, and 40% to 50% of our gas exposure, net of royalties in the current year. We are layering on positions in a systematic fashion, subject to market conditions. We have reached the lower end of our crude oil and natural gas target levels for the remainder of 2015 and continue to increase our 2016 position over time. We have also started extending positions out through 2017 in order to maintain the length of our hedging program.

Our existing positions as of November 4 are as follows:

	Q4 2015	Q1 2016	Q2 2016	Q3 2016	Q4 2016	Q1 2017
Oil Volume (bbl/d)	12,500	9,500	7,000	6,000	6,000	3,000
C$ WTI Price (C$/bbl)	$72.57	$72.83	$70.95	$71.07	$71.24	$69.37

Gas Volume (mmcf/d)	70	19	19	19	19
AECO Price (C$/mcf)	$2.86	$3.08	$3.08	$3.08	$3.08

2015 Guidance

We have maintained the midpoint of our annual production guidance, but refined the range to 85,000 – 87,000 boe/d from 84,000 – 88,000 boe/d. Our capital budget for the year remains unchanged at $500 million. We continue to expect our operating costs for the year to be between $19.25/boe and $19.75/boe with our G&A for the year to be between $2.80/boe and $3.05/boe.

Conference Call and Webcast Details

A conference call and webcast presentation will be held to discuss our third quarter results at 9:00am MT (11:00am ET) on Thursday, November 5, 2015.

To listen to the conference call, please call 647-427-7450 or 1-888-231-8191 (toll-free). This call will be broadcast live on the Internet and may be accessed directly at the following URL:

http://event.on24.com/r.htm?e=1063899&s=1&k=931DE006B8CB2FE5CB59D1E4782DA683

Forward-Looking Statements

Certain statements contained in this press release constitute forward-looking statements or information (collectively “forward-looking statements”) within the meaning of the “safe harbour” provisions of applicable securities legislation. Forward-looking statements are typically identified by words such as “anticipate”, “continue”, “estimate”, “expect”, “forecast”, “budget”, “may”, “will”, “project”, “could”, “plan”, “intend”, “should”, “believe”, “outlook”, “objective”, “aim”, “potential”, “target” and similar words suggesting future events or future performance. In addition, statements relating to “reserves” or “resources” are deemed to be forward-looking statements as they involve the implied assessment, based on certain estimates and assumptions, that the reserves and resources described exist in the quantities predicted or estimated and can be profitably produced in the future. In particular, this document contains forward-looking statements pertaining to, without limitation, the following: actions that will be taken in order to prevent the Company from taking on additional debt, the closing of non-core asset dispositions and the use of proceeds towards outstanding debt, continuing the divestiture process on additional non-core assets, being in compliance with all financial covenants and that additional headroom will be created once proceeds from non-core asset disposition are applied against the debt, finding ways to mitigate third party pipeline access issues, decreasing activity to reach our target pace and resulting capital run rate, expected rig numbers, the state of the Company today versus the start of the quarter and building to operate in the ‘lower for longer’ environment, positioning the Company for success in the future, water flooding activities in Q4 2015 and the potential to expand the water flood area in the future, assessing different opportunities in areas and other zones that we hold rights in, expectations for current pads finishing dates, anticipating when different wells would be brought online, the reasons behind certain well results, continuing to evaluate and prioritize our future inventory, the belief that the monetization of our existing foreign exchange hedges is a key lever in remaining within existing covenant limits and that it will be done in the first half of 2016 if commodity prices and exchange rates remain at current levels, that certain hedges produce benefits for the Company and the range for the annual production guidance and expectations for our operation costs and G&A. The forward-looking information is based on certain key expectations and assumptions made by Penn West, including expectations and assumptions concerning: prevailing and future commodity prices and currency exchange rates; applicable royalty rates and tax laws; interest rates; future well production rates and reserve volumes; operating costs; the timing of receipt of regulatory approvals; the performance of existing wells; the success obtained in drilling new wells; anticipated timing and results of capital expenditures; the sufficiency of budgeted capital expenditures in carrying out planned activities; the timing, location and extent of future drilling operations; the successful completion of acquisitions and dispositions; the availability and cost of labour and services; the state of the economy and the exploration and production business; the availability and cost of financing; and ability to market oil and natural gas successfully.

Although Penn West believes that the expectations and assumptions on which such forward-looking information is based are reasonable, undue reliance should not be placed on the forward-looking information because Penn West can give no assurances that they will prove to be correct. Since forward-looking information addresses future events and conditions, by its very nature it involves inherent risks and uncertainties. Actual results could differ materially from those currently anticipated due to a number of factors and risks. These include, but are not limited to: the risks associated with the oil and gas industry in general such as operational risks in development, exploration and production; delays or changes in plans with respect to exploration or development projects or capital expenditures; the uncertainty of estimates and projections relating to reserves, production, costs and expenses; health, safety and environmental risks; commodity price and exchange rate fluctuations; interest rate fluctuations; marketing and transportation; loss of markets; environmental risks; competition; incorrect assessment of the value of acquisitions; failure to complete or realize the anticipated benefits of acquisitions or dispositions; ability to access sufficient capital from internal and external sources; failure to obtain required regulatory and other approvals; reliance on third parties; and changes in legislation, including but not limited to tax laws, royalties and environmental regulations. Readers are cautioned that the foregoing list of factors is not exhaustive.

Additional information on these and other factors that could affect Penn West, or its operations or financial results, are included in the Company’s most recently filed Management’s Discussion and Analysis (See “Forward-Looking Statements” therein) , Annual Information Form (See “Risk Factors” and “Forward-Looking Statements” therein) and other reports on file with applicable securities regulatory authorities and may be accessed through the SEDAR website (www.sedar.com) or Penn West’s website.

The forward-looking statements contained in this document speak only as of the date of this document. Except as expressly required by applicable securities laws, we do not undertake any obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise. The forward-looking statements contained in this document are expressly qualified by this cautionary statement.

See also “Forward-Looking Statements” in the attached Management’s Discussion and Analysis.

Additional Reader Advisories

Oil and Gas Information Advisory

Barrels of oil equivalent (“boe”) may be misleading, particularly if used in isolation. A boe conversion ratio of six thousand cubic feet of natural gas to one barrel of crude oil is based on an energy equivalency conversion method primarily applicable at the burner tip and does not represent a value equivalency at the wellhead. Given that the value ratio based on the current price of crude oil as compared to natural gas is significantly different from the energy equivalency conversion ratio of 6:1, utilizing a conversion on a 6:1 basis is misleading as an indication of value.

Non-GAAP Measures

This news release includes non-GAAP measures not defined under International Financial Reporting Standards (“IFRS”) including funds flow, funds flow from operations, funds flow per share-basic, funds flow per share-diluted, funds flow from operations per share-basic, funds flow from operations per share-diluted, netback, EBITDA and gross revenues. Such terms are explained under the heading “Non-GAAP Measures” in the attached Management’s Discussion and Analysis. Non-GAAP measures do not have any standardized meaning prescribed by GAAP and therefore may not be comparable to similar measures presented by other issuers.

MANAGEMENT’S DISCUSSION AND ANALYSIS

For the three and nine months ended September 30, 2015

This management’s discussion and analysis of financial condition and results of operations (“MD&A”) of Penn West Petroleum Ltd. (“Penn West”, the “Company”, “we”, “us”, “our”) should be read in conjunction with the Company’s unaudited interim condensed consolidated financial statements for the three and nine months ended September 30, 2015 (the “Consolidated Financial Statements”) and the Company’s audited consolidated financial statements and MD&A for the year ended December 31, 2014. The date of this MD&A is November 4, 2015. All dollar amounts contained in this MD&A are expressed in millions of Canadian dollars unless noted otherwise.

Certain financial measures such as funds flow, funds flow from operations, funds flow per share-basic, funds flow per share-diluted, funds flow from operations per share-basic, funds flow from operations per share-diluted, netback, EBITDA and gross revenues included in this MD&A do not have a standardized meaning prescribed by International Financial Reporting Standards (“IFRS”) and therefore are considered non-GAAP measures; accordingly, they may not be comparable to similar measures provided by other issuers. This MD&A also contains oil and gas information and forward-looking statements. Please see the Company’s disclosure under the headings “Non-GAAP Measures”, “Oil and Gas Information”, and “Forward-Looking Statements” included at the end of this MD&A.

Quarterly Financial Summary

(millions, except per share and production amounts)(unaudited)
	Sep. 30	June 30	Mar. 31	Dec. 31	Sep. 30	June 30	Mar. 31	Dec. 31
Three months ended (1)	2015	2015	2015	2014	2014	2014	2014	2013
Gross revenues (2)	$295	$360	$340	$473	$589	$656	$673	$622
Funds flow from operations	45	82	74	142	232	306	273	229
Basic per share	0.09	0.16	0.15	0.29	0.47	0.62	0.56	0.47
Diluted per share	0.09	0.16	0.15	0.29	0.47	0.62	0.56	0.47
Funds flow	14	47	112	137	231	298	269	203
Basic per share	0.03	0.09	0.22	0.28	0.47	0.61	0.55	0.42
Diluted per share	0.03	0.09	0.22	0.28	0.47	0.60	0.55	0.42
Net income (loss)	(764)	(28)	(248)	(1,772)	(15)	143	(89)	(675)
Basic per share	(1.52)	(0.06)	(0.49)	(3.57)	(0.03)	0.29	(0.18)	(1.38)
Diluted per share	(1.52)	(0.06)	(0.49)	(3.57)	(0.03)	0.29	(0.18)	(1.38)
Dividends declared	5	5	5	70	69	69	69	68
Per share	$0.01	$0.01	$0.01	$0.14	$0.14	$0.14	$0.14	$0.14
Production
Liquids (bbls/d) (3)	55,323	63,222	65,343	64,124	64,687	69,409	71,638	78,874
Natural gas (mmcf/d)	161	168	177	198	217	224	239	275

Total (boe/d)	82,198	91,164	94,905	97,143	100,839	106,706	111,461	124,752

(1)	Certain comparative figures have been reclassified to correspond with current period presentation.
(2)	Includes realized gains and losses on commodity contracts and excludes gains and losses on foreign exchange hedges.
(3)	Includes crude oil and natural gas liquids.

Calculation of Funds Flow/ Funds Flow from Operations

(millions, except per share amounts)	Three months ended September 30		Nine months ended September 30
	2015	2014	2015	2014
Cash flow from operating activities	$59	$292	$148	$728
Change in non-cash working capital	(54)	(73)	—	38
Decommissioning expenditures	9	12	25	32

Funds flow	14	231	173	798
Monetization of foreign exchange contracts	—	—	(63)	—
Settlements of normal course foreign exchange contracts	(6)	—	(31)	(2)
Realized foreign exchange loss – debt prepayments	15	—	59	—
Realized foreign exchange loss – debt maturities	—	—	36	3
Restructuring charges	22	1	27	12

Funds flow from Operations	$45	$232	$201	$811

Per share – funds flow
Basic per share	$0.03	$0.47	$0.34	$1.62
Diluted per share	0.03	0.47	0.34	1.62
Per share – funds flow from operations
Basic per share	0.09	0.47	0.40	1.65
Diluted per share	$0.09	$0.47	$0.40	$1.65

The decrease in funds flow compared to the prior year is mainly due to lower revenues as a result of a weaker commodity price environment and lower production volumes due to asset dispositions.

During the third quarter of 2015, the Company settled US$70 million of foreign exchange forward contracts on senior note debt prepayments as rates were hedged between the prepayment date and settlement date. Additionally, in the third quarter, Penn West repaid US$56 million, $6 million, £2 million and €1 million of senior notes as a result of at par prepayment offers made to its noteholders using asset disposition proceeds, together with a concurrent pro rata repayment of $18 million on its syndicated bank facility. As the Canadian dollar has weakened relative to the US dollar from the issue date of the senior notes to the settlement date, a realized foreign exchange loss was recorded.

For the first nine months of 2015, the Company monetized a total of US$315 million of foreign exchange forward contracts on senior notes in addition to monetizing its outstanding natural gas hedges in the first quarter of 2015 (subsequent to the monetization, the Company entered into new natural gas contracts). It also settled US$147 million of foreign exchange forward contracts as part of normal course maturities.

During the first nine months of 2015, Penn West repaid senior notes in an aggregate amount of US$193 million and $50 million as part of normal maturities and additional amounts of US$258 million, $24 million, £10 million and €2 million of senior notes were prepaid as a result of the offers made at par to its noteholders using asset disposition proceeds. In 2015, Penn West also repaid a total of $56 million outstanding under its syndicated bank facility using asset disposition proceeds.

Business Strategy

During the third quarter of 2015, Penn West continued to reduce debt and strengthen its balance sheet in spite of the current commodity price environment by executing on a number of strategies including:

•	a 35 percent reduction in its workforce;

•	suspension of the dividend program and a reduction in board compensation;

•	the plan to limit development capital expenditures to remain within its funds flow from operations by the end of 2015; and

•	further asset disposition activity by entering into two definitive sales agreements for total proceeds of $398 million, prior to closing adjustments.

As the Company moves forward, it will continue to build on the efficiencies it has gained over the past several months and look for further opportunities to reduce its overall cost structure. It will also pursue additional non-core asset disposition initiatives as a means to strengthen its balance sheet and further focus its asset portfolio. Penn West has taken a number of critical steps over the past 18 months which have increased its financial flexibility and demonstrated commitment to long-term sustainability.

Business Environment

The following table outlines quarterly averages for benchmark prices and our realized prices for the previous five quarters.

	Q3 2015	Q2 2015	Q1 2015	Q4 2014	Q3 2014
Benchmark prices
WTI crude oil (US$/bbl)	$46.43	$57.94	$48.63	$73.15	$97.31
Edm mixed sweet par price (CAD$/bbl)	56.17	67.63	51.76	75.58	96.98
NYMEX Henry Hub ($US/mcf)	2.77	2.64	2.98	4.00	4.06
AECO Monthly Index (CAD$/mcf)	2.85	2.66	2.95	4.00	4.22
Penn West average sales price (1)
Light oil (per bbl)	52.60	64.56	49.82	72.82	94.63
NGL (per bbl)	15.24	17.40	20.31	38.88	52.95
Heavy oil (per bbl)	31.20	46.44	30.20	54.35	72.59
Total liquids (per bbl)	44.83	55.85	42.97	65.48	85.27
Natural gas (per mcf)	2.99	2.78	3.08	3.94	4.33
Benchmark differentials
WTI - Edm Light Sweet ($US/bbl)	(3.42)	(2.86)	(6.80)	(6.33)	(8.09)
WTI - WCS Heavy ($US/bbl)	$(13.27)	$(11.59)	$(14.73)	$(14.23)	$(20.18)

(1)	Excludes the impact of realized hedging gains or losses.

Crude Oil

After a brief recovery late in the second quarter of 2015, crude oil prices continued their downward trend through the third quarter as it became apparent that supply was not declining as rapidly as many had forecasted and concerns remained about demand growth. Also contributing to the decrease were declining refinery utilizations which pushed WTI below US$40 per barrel for a brief period before recovering to US$45 per barrel late in the quarter.

Canadian light and heavy oil differentials experienced high volatility during the third quarter as a result of both supply disruptions and unscheduled refinery outages. Light oil differentials ranged from US$0.43 per barrel to US$6.03 per barrel off WTI while heavy oil differentials fluctuated between US$7.45 per barrel to US$18.82 per barrel off WTI.

As we enter the fourth quarter of 2015 there is evidence that North American production is on the decline and concerns regarding at capacity storage levels during the fall refinery turnaround have decreased. However, uncertainties regarding demand growth and the potential for incremental supply, particularly from Iran, persist and will likely continue to challenge prices into 2016.

Penn West entered a number of financial hedging positions during the third quarter of 2015. As at September 30, 2015, the Company has the following contracts in place:

Reference Price	Term	Price ($/Barrel)		Volume (Barrels/day)
WTI	Oct 2015 – Dec 2015	CAD $	72.57	12,500
WTI	Jan 2016 – Mar 2016	CAD $	72.83	9,500
WTI	Apr 2016 – Jun 2016	CAD $	71.98	6,000
WTI	Jul 2016 – Dec 2016	CAD $	72.08	5,000

Subsequent to September 30, 2015, the Company entered into additional crude oil swaps on the following:

•	1,000 barrels per day of production in the second quarter of 2016 at WTI CAD$65.00 per barrel,

•	1,000 barrels per day of production in the third quarter of 2016 at WTI CAD$66.05 per barrel,

•	1,000 barrels per day of production in the fourth quarter of 2016 at WTI CAD$67.05 per barrel,

•	3,000 barrels per day of production in the first quarter of 2017 at WTI CAD$69.37 per barrel,

Natural Gas

NYMEX Henry Hub natural gas price strengthened in the beginning of the quarter as increasing temperatures and nuclear plant turnarounds increased the demand for natural gas. However, late in the quarter it became evident that continued strong supply and moderating demand were causing storage inventory to build above the five month average heading into the winter heating season. As a result, NYMEX pricing softened throughout the month of September trading at US$2.50 per MMBtu at the end of the quarter.

AECO pricing followed the same pattern as NYMEX and increased early in the quarter then softened throughout September. This was offset to some degree by a strengthening basis differential between NYMEX and AECO due to ongoing restrictions on the TCPL system which reduced available supply. If these restrictions are lifted, this may result in downward pressure on AECO prices in the Fall season.

At September 30, 2015, Penn West had 70,000 mcf per day of 2015 production hedged at an average price of $2.86 per mcf and 19,000 mcf per day of 2016 production hedged at an average price of $3.08 per mcf.

Average Sales Prices

	Three months ended September 30			Nine months ended September 30
	2015	2014	% change	2015	2014	% change
Light oil (per bbl)	$52.60	$94.63	(44)	$55.72	$98.10	(43)
Commodity gain (loss) (per bbl) (1)	5.82	—	100	2.09	(2.40)	>(100)

Light oil net (per bbl)	58.42	94.63	(38)	57.81	95.70	(40)

Heavy oil (per bbl)	31.20	72.59	(57)	35.91	73.93	(51)

NGL (per bbl)	15.24	52.95	(71)	17.81	58.03	(69)

Natural gas (per mcf)	2.99	4.33	(31)	2.95	5.03	(41)
Commodity gain (loss) (per mcf) (1)	0.03	(0.30)	>(100)	0.48	(0.40)	>(100)

Natural gas net (per mcf)	3.02	4.03	(25)	3.43	4.63	(26)

Weighted average (per boe)	36.05	64.01	(44)	38.45	67.91	(43)
Commodity gain (loss) (per boe) (1)	2.83	(0.65)	>(100)	1.91	(1.91)	>(100)

Weighted average net (per boe)	$38.88	$63.36	(39)	$40.36	$66.00	(39)

(1)	Realized risk management gains and losses on commodity contracts are included in gross revenues.

RESULTS OF OPERATIONS

Production

	Three months ended September 30			Nine months ended September 30
Daily production	2015	2014	% change	2015	2014	% change
Light oil (bbls/d)	39,052	44,021	(11)	43,009	47,173	(9)
Heavy oil (bbls/d)	11,153	13,012	(14)	11,992	13,251	(10)
NGL (bbls/d)	5,118	7,654	(33)	6,258	8,128	(23)
Natural gas (mmcf/d)	161	217	(26)	169	226	(25)

Total production (boe/d)	82,198	100,839	(18)	89,376	106,296	(16)

Penn West’s production levels were lower than the comparative periods mainly due to non-core property dispositions that were closed during the fourth quarter of 2014 and in 2015 as the Company made progress on its planned disposition strategy and strengthened its balance sheet.

Netbacks

	Three months ended September 30
	2015				2014
	Light Oil and NGL	Heavy Oil	Natural Gas	Combined	Combined
	(bbl)	(bbl)	(mcf)	(boe)	(boe)
Operating netback:
Sales price	$48.28	$31.20	$2.99	$36.05	$64.01
Commodity gain (loss) (1)	5.15	—	0.03	2.83	(0.65)
Royalties	(4.50)	(2.16)	—	(2.72)	(8.99)
Transportation	(1.05)	(2.28)	(0.35)	(1.55)	(1.12)
Operating costs	(24.77)	(23.32)	(2.25)	(20.89)	(20.74)

Netback	$23.11	$3.44	$0.42	$13.72	$32.51

	(bbls/d)	(bbls/d)	(mmcf/d)	(boe/d)	(boe/d)
Production	44,169	11,153	161	82,198	100,839

(1)	Realized risk management gains and losses on commodity contracts.

During the third quarter of 2015, the Company’s netbacks were affected by a continued decline in commodity prices, particularly, heavy oil. The reduction in crude oil prices was partially offset by the weakening of the Canadian dollar during the third quarter.

	Nine months ended September 30
	2015				2014
	Light Oil and NGL	Heavy Oil	Natural Gas	Combined	Combined
	(bbl)	(bbl)	(mcf)	(boe)	(boe)
Operating netback:
Sales price (1)	$50.91	$35.91	$2.95	$38.45	$67.91
Commodity gain (loss) (2)	1.82	—	0.48	1.91	(1.91)
Royalties	(5.41)	(3.54)	(0.26)	(3.95)	(10.23)
Transportation	(1.00)	(1.89)	(0.33)	(1.43)	(1.17)
Operating costs	(23.28)	(20.82)	(2.00)	(19.41)	(18.75)

Netback	$23.04	$9.66	$0.84	$15.57	$35.85

	(bbls/d)	(bbls/d)	(mmcf/d)	(boe/d)	(boe/d)
Production	49,267	11,992	169	89,376	106,296

(1)	Excluded from the netback calculation in 2015 was $10 million of other income.
(2)	Realized risk management gains and losses on commodity contracts.

Production Revenues

Revenues from the sale of oil, NGL and natural gas consisted of the following:

	Three months ended September 30			Nine months ended September 30
(millions)	2015	2014	% change	2015	2014	% change
Light oil and NGL	$218	$422	(48)	$719	$1,364	(47)
Heavy oil	32	87	(63)	118	267	(56)
Natural gas	45	80	(44)	158	287	(45)

Gross revenues (1)	$295	$589	(50)	$995	$1,918	(48)

(1)	Includes realized risk management gains and losses on commodity contracts which totaled $22 million for the three months ended September 30, 2015 (2014 - $6 million loss) and $47 million for the nine months ended September 30, 2015 (2014 - $55 million loss).

Gross revenues declined from 2014 as a result of a significant decrease in the commodity price environment and lower production volumes due to non-core asset dispositions that were closed in 2014 and 2015.

Reconciliation of Change in Production Revenues

(millions)
Gross revenues – January 1 – September 30, 2014	$1,918
Decrease in light oil and NGL production	(149)
Decrease in light oil and NGL prices (1)	(496)
Decrease in heavy oil production	(25)
Decrease in heavy oil prices	(124)
Decrease in natural gas production	(73)
Decrease in natural gas prices (1)	(56)

Gross revenues – January 1 – September 30, 2015	$995

(1)	Includes realized risk management gains and losses on commodity contracts.

Royalties

	Three months ended September 30			Nine months ended September 30
	2015	2014	% change	2015	2014	% change
Royalties (millions)	$20	$83	(76)	$96	$297	(68)
Average royalty rate (1)	7%	14%	(50)	10%	15%	(33)
$/boe	$2.72	$8.99	(70)	$3.95	$10.23	(61)

(1)	Excludes effects of risk management activities.

Royalties have declined in 2015 from the comparative periods due to decreases in the commodity price environment and the impact of asset disposition activity completed in 2014 and 2015.

Expenses

	Three months ended September 30			Nine months ended September 30
(millions)	2015	2014	% change	2015	2014	% change
Operating	$159	$193	(18)	$474	$544	(13)
Transportation	12	11	9	35	34	3
Financing	40	37	8	120	117	3
Share-based compensation	$(4)	$1	>(100)	$3	$18	(83)

	Three months ended September 30			Nine months ended September 30
(per boe)	2015	2014	% change	2015	2014	% change
Operating	$20.89	$20.74	1	$19.41	$18.75	4
Transportation	1.55	1.12	38	1.43	1.17	22
Financing	5.26	3.87	36	4.91	4.03	22
Share-based compensation	$(0.51)	$0.21	>(100)	$0.11	$0.60	(82)

Operating

In 2015, operating costs were lower than the comparative periods as a result of asset disposition activity, successful cost reduction initiatives which led to a decline in maintenance and labour costs along with lower power costs mainly due to a reduction in pool prices. Increases to operating costs on a per boe basis primarily related to lower volumes due to asset dispositions and lower capital spending levels.

Operating expenses for the first nine months of 2015 included a realized loss of $10 million (2014 – $1 million loss) on electricity contracts and for the third quarter of 2015 a realized loss of $6 million (2014 – $1 million gain).

Financing

At September 30, 2015, the Company had a secured, revolving syndicated bank facility with an aggregate borrowing limit of $1.2 billion and an extendible five-year term (May 6, 2019 maturity date). The syndicated bank facility contains provisions for stamping fees on bankers’ acceptances and LIBOR loans and standby fees on unutilized credit lines that vary depending on certain consolidated financial ratios. At September 30, 2015, the Company had $648 million of unused credit capacity available.

At September 30, 2015, the value of the Company’s senior notes was $1.7 billion (December 31, 2014 – $2.1 billion). There were no senior notes issued in either 2015 or 2014. During 2015, Penn West repaid senior notes in an aggregate amount of US$193 million and CAD$50 million as part of normal maturities and additional amounts of US$258 million, CAD$24 million, £10 million and €2 million of senior notes were prepaid as a result of the offers made at par to its noteholders using asset disposition proceeds. In 2015, Penn West also repaid a total of CAD$56 million outstanding under its syndicated bank facility using asset disposition proceeds.

Summary information on our senior notes outstanding is as follows at September 30, 2015:

	Issue date	Amount (millions)	Term	Average interest rate (1)		Weighted average remaining term
2007 Notes	May 31, 2007	US$243	8 – 15 years	6.86%		2.8
2008 Notes	May 29, 2008	US$400, CAD$30	8 – 12 years	7.24%		2.2
UK Notes	July 31, 2008	£47	10 years	6.95	% (2)	2.8
2009 Notes	May 5, 2009	US$77(3), £19, €8	5 – 10 years	9.77	% (4)	2.7
2010 Q1 Notes	March 16, 2010	US$178	5 – 15 years	6.69%		4.1
2010 Q4 Notes	December 2, 2010, January 4, 2011	US$140, CAD$45	5 – 15 years	5.95%		5.9
2011 Notes	November 30, 2011	US$87, CAD$22	5 – 10 years	5.49%		4.5

(1)	Average interest rate is calculated on September 30, 2015 prior to the filing of the third quarter covenant calculations and can fluctuate based on consolidated debt to EBITDA ratio which expires on March 30, 2017, the date the covenant relief period ends with the bank syndicate and noteholders.
(2)	These notes currently bear interest at 8.78 percent in Pounds Sterling, however, contracts were entered to fix the interest rate at 6.95 percent in Canadian dollars and to fix the exchange rate on the repayment.
(3)	A portion of the 2009 Notes have equal repayments, which began in 2013 with a repayment of US$5 million, and extend over the remaining six years.
(4)	The Company entered into contracts to fix the interest rate on the Pounds Sterling and Euro tranches, at 10.49 percent and 10.52 percent, to 9.15 percent and 9.22 percent, respectively, and to fix the exchange rate on repayment.

Penn West’s debt capital structure includes short-term financings under its syndicated bank facility and long-term instruments through its senior notes. Financing charges in 2015 increased compared to 2014 as there was a higher balance drawn under the syndicated bank facility during the third quarter of 2015 compared to 2014.

Additionally, in May 2015 the Company finalized amended agreements with the lenders under its syndicated bank facility and with the holders of its senior notes which resulted in amended financial covenants and led to increases in the fee structure. The fee structure on the Company’s senior notes will change during the amendment period (up until March 30, 2017) as follows:

Consolidated Senior debt to EBITDA ratio	Basis points per annum increase
Less than or equal to 3:1	50
Greater than 3:1 and less than or equal to 4:1	100
Greater than 4:1 and less than or equal to 4.5:1	150
Greater than 4.5:1	200

See “Liquidity and Capital Resources – Liquidity” for further details on the amendments.

The interest rates on any non-hedged portion of the Company’s syndicated bank facility are subject to fluctuations in short-term money market rates as advances on the syndicated bank facility are generally made under short-term instruments. As at September 30, 2015, 23 percent (December 31, 2014 – none) of Penn West’s long-term debt instruments were exposed to changes in short-term interest rates.

Share-Based Compensation

Share-based compensation expense relates to the Company’s Stock Option Plan (the “Option Plan”), Long-Term Retention and Incentive Plan (“LTRIP”), Deferred Share Unit Plan (“DSU”) and Performance Share Unit Plan (“PSU”).

Share-based compensation consisted of the following:

	Three months ended September 30			Nine months ended September 30
(millions)	2015	2014	% change	2015	2014	% change
Options	$1	$2	(50)	$3	$7	(57)
LTRIP	(4)	—	(100)	—	9	(100)
PSU	(1)	(1)	—	—	2	(100)

Share-based compensation	$(4)	$1	(100)	$3	$18	(83)

The share price used in the fair value calculation of the LTRIP, PSU and DSU obligations at September 30, 2015 was $0.60 (2014 – $7.59). Share-based compensation related to the DSU was insignificant in both periods.

General and Administrative Expenses (“G&A”)

	Three months ended September 30			Nine months ended September 30
(millions, except per boe amounts)	2015	2014	% change	2015	2014	% change
Gross	$36	$45	(20)	$113	$135	(16)
Per boe	4.74	4.82	(2)	4.61	4.65	(1)
Net	23	34	(33)	68	104	(35)
Per boe	$3.02	$3.69	(18)	$2.79	$3.58	(22)

G&A decreased from the comparable periods as a result of significant reductions in the Company’s cost structure and staffing levels.

On September 1, 2015, the Company announced a further 35 percent reduction in staff, with most of the reductions occurring immediately. As a result, net G&A per boe is expected to be between $2.80 per boe - $3.05 per boe for 2015.

Restructuring Expense

	Three months ended September 30			Nine months ended September 30
(millions, except per boe amounts)	2015	2014	% Change	2015	2014	% change
Restructuring	$22	$1	>100	$27	$12	>100
Per boe	$2.90	$0.10	>100	$1.12	$0.43	>100

On September 1, 2015, the Company announced a significant reduction to its headcount as it implemented strategies to reduce its cost structure. As a result, restructuring charges increased during the third quarter due to the recording of employee severances.

Depletion, Depreciation, Impairment and Accretion

	Three months ended September 30			Nine months ended September 30
(millions, except per boe amounts)	2015	2014	% change	2015	2014	% change
Depletion and depreciation (“D&D”)	$155	$181	(14)	$510	$555	(8)
D&D expense per boe	20.38	19.61	4	20.88	19.15	9
Impairment	834	—	100	834	—	100
Impairment per boe	110.29	—	100	34.18	—	100
Accretion of decommissioning liability	9	9	—	28	27	4
Accretion expense per boe	$1.23	$0.98	26	$1.15	$0.93	24

The D&D expense decreased from the comparative periods mainly due to asset dispositions in 2014 and 2015 which resulted in lower production volumes. On a per boe basis, D&D increased from 2014 largely due to increases in future development costs which were partially offset by the effect of asset dispositions and impairment charges recorded in 2014.

In the third quarter of 2015, Penn West recorded an impairment charge of $435 million primarily related to certain non-core properties in the Fort St. John area of northeastern British Columbia and in the Swan Hills and Wainwright areas of Alberta. This was mainly due to a decline in forecasted commodity prices compared to December 31, 2014 for these non-core areas.

Additionally, during the third quarter of 2015, Penn West announced it had entered into two definitive sale agreements to sell certain non-core assets located in the Mitsue area of Central Alberta and in the Weyburn area of Southeast Saskatchewan. As the closings of these transactions are planned for the fourth quarter of 2015, at September 30, 2015, both asset packages were classified as assets held for sale thus requiring an impairment test. As a result of completing the impairment tests, Penn West recorded an impairment charge of $399 million on these two transactions as the book value of these assets exceeded the fair value received. The Company remains committed to pursuing additional non-core asset sales as it continues to focus on debt reduction and strengthening its balance sheet. Subsequent to quarter-end, on October 30, 2015, the Mitsue disposition closed. Penn West expects the Weyburn transaction to close in November 2015.

Taxes

	Three months ended September 30			Nine months ended September 30
(millions)	2015	2014	% change	2015	2014	% change
Deferred tax expense (recovery)	$(258)	$22	>(100)	$(252)	$74	>(100)

The deferred income tax recovery recorded during the third quarter of 2015 was primarily due to PP&E impairment charges recorded during the period.

For the first nine months of 2015, the deferred income tax recovery described above was partially offset by the proposed corporate tax rate increase in Alberta from 10 percent to 12 percent which was substantively enacted in the second quarter of 2015 and resulted in a $60 million charge.

Foreign Exchange

Penn West records unrealized foreign exchange gains or losses to translate the U.S., UK and Euro denominated senior notes and the related accrued interest to Canadian dollars using the exchange rates in effect on the balance sheet date. Realized foreign exchange gains or losses are recorded upon repayment of the senior notes.

The split between realized and unrealized foreign exchange losses is as follows:

	Three months ended September 30			Nine months ended September 30
(millions)	2015	2014	% change	2015	2014	% change
Realized foreign exchange loss on maturities	$—	$—	—	$(36)	$(3)	>100
Realized foreign exchange loss on pre-payments	(15)	—	(100)	(59)	—	(100)
Unrealized foreign exchange loss	(89)	(83)	7	(162)	(89)	82

Foreign exchange loss	$(104)	$(83)	25	$(257)	$(92)	>100

During the third quarter of 2015, Penn West repaid US$56 million, $6 million, £2 million and €1 million as a result of the offer of disposition proceeds to its noteholders. For the first nine months of 2015, Penn West repaid senior notes in an aggregate amount of US$193 million and $50 million as part of normal maturities and additional amounts of US$258 million, $24 million, £10 million and €2 million of senior notes were prepaid as a result of the offers made at par to its noteholders using asset disposition proceeds. As the Canadian dollar has weakened relative to the US dollar from the issue date of the senior notes to the settlement date, a realized foreign exchange loss was recorded. For the remainder of 2015, the Company has $7 million of normal course maturities in December and will offer the $398 million of disposition proceeds, subject to closing adjustments, as pre-payments to its noteholders and bank syndicate.

The unrealized loss during both periods in 2015 is primarily due to the weakening of the Canadian dollar relative to the US dollar. This was partially offset by repayments of its senior notes as cumulative amounts previously recorded as unrealized foreign exchange losses on the specific debt maturities/pre-payments settled in the period are offset into realized foreign exchange losses.

Net Income (Loss)

	Three months ended September 30			Nine months ended September 30
(millions, except per share amounts)	2015	2014	% change	2015	2014	% change
Net income (loss) (millions)	$(764)	$(15)	>100	$(1,040)	$39	>(100)
Basic per share	(1.52)	(0.03)	>100	(2.07)	0.08	>(100)
Diluted per share	$(1.52)	$(0.03)	>100	$(2.07)	$0.08	>(100)

The net loss in 2015 is primarily due to non-cash PP&E impairments of $435 million in non-core properties recorded in the third quarter of 2015 as a result of the decline in forecasted commodity prices from December 31, 2014. Additionally, as a result of entering into definitive sales agreements during the third quarter of 2015 related to the Mitsue and Weyburn transactions, Penn West recorded non-cash impairment charges of $399 million on these two transactions as the book value of these assets exceeded the fair value received.

Capital Expenditures

	Three months ended September 30			Nine months ended September 30
(millions)	2015	2014	% change	2015	2014	% change
Land acquisition and retention	$—	$1	(100)	$1	$2	(50)
Drilling and completions	93	172	(46)	256	345	(26)
Facilities and well equipping	31	52	(41)	122	135	(10)
Geological and geophysical	—	—	—	2	7	(71)
Corporate	1	7	(86)	5	10	(50)
Capital carried by partners	(9)	(7)	29	(15)	(14)	7

Capital expenditures (1)	116	225	(48)	371	485	(24)
Property dispositions, net	1	(3)	>(100)	(411)	(215)	91

Total capital expenditures	$117	$222	(47)	$(40)	$270	>(100)

(1)	Capital expenditures include costs related to Property, Plant and Equipment and Exploration and Evaluation activities.

In 2015, the Company has focused on development activities within its core, light-oil areas of the Viking and Cardium due to their positive economics under the current weak commodity price environment. For the first nine months of 2015, Penn West has drilled a total of 138 net operated wells predominately in these two areas. Consistent with its updated guidance, the Company decreased its capital spending during the third quarter of 2015 in light of current commodity prices.

The Company continued to progress on its asset disposition program during the third quarter and entered into transactions to sell non-core assets located in the Mitsue area of Alberta and its 9.5 percent working interest in the Weyburn unit in Saskatchewan for total proceeds of $398 million. Subsequent to the quarter, the Mitsue transaction closed on October 30, 2015 and the Company anticipates the Weyburn transaction to close in November 2015. The proceeds from the transactions will be offered to the Company’s noteholders and bank syndicate with debt prepayments expected in December 2015.

Exploration and evaluation (“E&E”) capital expenditures

	Three months ended September 30			Nine months ended September 30
(millions)	2015	2014	% change	2015	2014	% change
E&E capital expenditures	$3	$22	(86)	$10	$53	(81)

During 2015, E&E capital expenditures were minimal as the Company focused on its core light-oil plays with the Cardium and Viking.

Loss (gain) on asset dispositions

	Three months ended September 30			Nine months ended September 30
(millions)	2015	2014	% change	2015	2014	% change
Loss (gain) on asset dispositions	$1	$—	100	$(94)	$48	>(100)

In 2015, Penn West has completed a number of non-core asset dispositions as it continues to reduce outstanding debt and focus its asset portfolio. Also, for the first nine months of 2015, $3 million of transaction costs were recorded during the disposition processes.

Goodwill

(millions)	September 30, 2015	December 31, 2014
Balance, end of period	$684	$734

Penn West recorded goodwill on its acquisitions of Petrofund Energy Trust, Canetic Resources Trust and Vault Energy Trust in prior years. During the third quarter of 2015, Penn West reduced goodwill by $22 million as a result of goodwill impairment due to two dispositions that are classified as held for sale at September 30, 2015. In 2015, Penn West reduced goodwill by $28 million as a result of a portion of goodwill being allocated to non-core property dispositions.

Environmental and Climate Change

The oil and gas industry has a number of environmental risks and hazards and is subject to regulation by all levels of government. Environmental legislation includes, but is not limited to, operational controls, site restoration requirements and restrictions on emissions of various substances produced in association with oil and natural gas operations. Compliance with such legislation could require additional expenditures and a failure to comply may result in fines and penalties which could, in the aggregate and under certain assumptions, become material.

Penn West is dedicated to reducing the environmental impact from its operations through its environmental programs which include resource conservation, water management and site abandonment/reclamation/remediation. Operations are continuously monitored to minimize environmental impact and allocate sufficient capital to reclamation and other activities to mitigate the impact on the areas in which the Company operates.

Liquidity and Capital Resources

Capitalization

	September 30, 2015		December 31, 2014
(millions)		%		%
Common shares issued, at market (1)	$301	11	$1,208	33
Bank loans and long-term notes	2,249	83	2,149	59
Working capital deficiency (surplus) (2)(3)	165	6	304	8

Total enterprise value	$2,715	100	$3,661	100

(1)	The share price at September 30, 2015 was $0.60 (December 31, 2014 - $2.43 per share).
(2)	Excludes the current portion of deferred funding asset, risk management, long-term debt and decommissioning liability.
(3)	Includes $6 million working capital deficiency related to assets classified as held for sale.

Dividends

	Three months ended September 30			Nine months ended September 30
(millions, except per share amounts)	2015	2014	% change	2015	2014	% change
Dividends declared	$5	$69	(93)	$15	$207	(93)
Per share	0.01	0.14	(93)	0.03	0.42	(93)
Dividends paid (1)	$5	$69	(93)	$80	$206	(61)

(1)	Includes amounts funded by the dividend reinvestment plan.

On July 29, 2015, the Company declared its third quarter dividend of $0.01 per share which was paid on October 15, 2015 to shareholders of record on September 30, 2015.

On September 1, 2015, Penn West announced that its Board of Directors approved the suspension of the dividend until further notice, following the October 15, 2015 payment.

Liquidity

The Company has a secured, revolving syndicated bank facility with an aggregate borrowing limit of $1.2 billion and an extendible five-year term (May 6, 2019 maturity date). For further details on the Company’s debt instruments, please refer to the “Financing” section of this MD&A.

The Company actively manages its debt portfolio and considers opportunities to reduce or diversify its debt capital structure. Management contemplates both operating and financial risks and takes action as appropriate to limit the Company’s exposure to certain risks. Management maintains close relationships with the Company’s lenders and agents to monitor credit market developments. These actions and plans aim to increase the likelihood of maintaining the Company’s financial flexibility and capital program, supporting the Company’s ability to capture opportunities in the market and execute longer-term business strategies.

The Company has a number of covenants related to its syndicated bank facility and senior notes. On September 30, 2015, the Company was in compliance with all of these financial covenants which consisted of the following:

	Limit	September 30, 2015
Senior debt to EBITDA (1)	Less than 5:1	4.3
Total debt to EBITDA (1)	Less than 5:1	4.3
Senior debt to capitalization	Less than 50%	33%
Total debt to capitalization	Less than 55%	33%

(1)	EBITDA is calculated in accordance with Penn West’s lending agreements wherein unrealized risk management gains and losses and impairment provisions are excluded.

The table below outlines the Company’s senior debt to EBITDA calculation as at September 30, 2015:

	Three months ended				Trailing 12 months
	Sept. 30	June 30	Mar. 31	Dec 31.	Sept. 30
(millions, except ratios)	2015	2015	2015	2014	2015
Funds Flow	$14	$47	$112	$137	$310
Financing	40	43	37	40	160
Realized gain on foreign exchange hedges on prepayments	(6)	(3)	—	—	(9)
Realized foreign exchange loss – debt prepayments	15	44	—	—	59
Restructuring expenses	22	3	2	5	32

EBITDA	$85	$134	$151	$182	$552
EBITDA contribution from assets sold (1)					(32)

EBITDA as defined by debt agreements					$520
Long-term debt					$2,249
Letters of credit – financial (2)					14

Total senior debt					$2,263
Senior debt to EBITDA					4.3

(1)	Consists of EBITDA contributions from assets that have been disposed in the prior 12 months.
(2)	Letters of credit that are classified as financial are included in the Senior debt calculation per the debt agreements.

In May 2015, the Company finalized amending agreements with the lenders under its syndicated bank facility and with the holders of its senior notes to, among other things, amend its financial covenants as follows:

•	the maximum Senior Debt to EBITDA and Total Debt to EBITDA ratio will be less than or equal to 5:1 for the period January 1, 2015 through and including June 30, 2016, decreasing to less than or equal to 4.5:1 for the quarter ending September 30, 2016 and decreasing to less than or equal to 4:1 for the quarter ending December 31, 2016;

•	the Senior Debt to EBITDA ratio will decrease to less than or equal to 3:1 for the period from and after January 1, 2017; and

•	the Total Debt to EBITDA ratio will remain at less than or equal to 4:1 for all periods after December 31, 2016.

The Company also agreed to the following:

•	to temporarily grant floating charge security over all of its property in favor of the lenders and the noteholders on a pari passu basis, which security will be fully released upon the Company achieving both (i) a Senior Debt to EBITDA ratio of 3:1 or less for four consecutive quarters, and (ii) an investment grade rating on its senior unsecured debt;

•	to cancel the $500 million tranche of the Company’s existing $1.7 billion syndicated bank facility that was set to expire on June 30, 2016, the remaining $1.2 billion tranche of the syndicated bank facility remains available to the Company in accordance with the terms of the agreements governing such facility;

•	to temporarily reduce its quarterly dividend commencing in the first quarter of 2015 to $0.01 per share or less until the earlier of (i) the Senior Debt to EBITDA being less than 3:1 for two consecutive quarters ending on or after September 30, 2015, and (ii) March 30, 2017; and

•	until March 30, 2017, to use net proceeds from any asset dispositions to repay at par $650 million of the outstanding principal amounts owing to noteholders, with corresponding pro rata amounts from such asset dispositions to be used to repay any outstanding amounts drawn under its syndicated bank facility.

The Company intends to continue to actively identify and evaluate hedging opportunities in order to reduce its exposure to fluctuations in commodity prices and protect its future cash flows and capital programs.

Financial Instruments

The Company had the following financial instruments outstanding as at September 30, 2015. Fair values are determined using external counterparty information, which is compared to observable market data. Penn West limits its credit risk by executing counterparty risk procedures which include transacting only with institutions within its syndicated bank facility or with high credit ratings and by obtaining financial security in certain circumstances.

	Notional volume		Remaining term	Pricing	Fair value (millions)
Natural gas
AECO Swaps		70,000 mcf/d	Oct/15 – Dec/15	$2.86/mcf	$—
AECO Swaps		19,000 mcf/d	Jan/16 – Dec/16	$3.08/mcf	1
Crude Oil
WTI Swaps		12,500 bbl/d	Oct/15 – Dec/15	$72.57/bbl	13
WTI Swaps		4,500 bbl/d	Jan/16 – Mar/16	$73.67/bbl	4
WTI Swaps		1,000 bbl/d	Apr/16 – Jun/16	$71.50/bbl	1
WTI Swaps		5,000 bbl/d	Jan/16 – Dec/16	$72.08/bbl	10
Electricity swaps
Alberta Power Pool		10 MW	Oct/15 – Dec/15	$58.50/MWh	(1)
Alberta Power Pool		70 MW	Oct/15 – Dec/15	$55.17/MWh	(3)
Alberta Power Pool		25 MW	Jan/16 – Dec/16	$49.90/MWh	(2)
Crude oil assignment
18 – month term		10,000 boe/d	Oct/15 – May/16	Differential WCS (Edm) vs. WCS (USGC)	8
Foreign exchange forwards on senior notes
3 to 15-year initial term	US$	229	2015 – 2022	1.000 CAD/USD	75
Cross currency swaps
10-year initial term		£57	2018	2.0075 CAD/GBP, 6.95%	3
10-year initial term		£20	2019	1.8051 CAD/GBP, 9.15%	6
10-year initial term		€10	2019	1.5870 CAD/EUR, 9.22%	—

Total					$115

The components of risk management gain (loss) were as follows:

	Three months ended September 30		Nine months ended September 30
	2015	2014	2015	2014
Realized
Settlement of commodity contracts/assignment	$22	$(6)	$29	$(55)
Monetization of commodity contracts	—	—	18	—
Settlement of foreign exchange contracts	6	—	31	2
Monetization of foreign exchange contracts	—	—	63	—

Total realized risk management gain (loss)	28	(6)	141	(53)
Unrealized
Commodity contracts	48	12	6	13
Electricity swaps	(3)	—	4	4
Interest rate swaps	—	—	—	1
Crude oil assignment	4	12	(3)	12
Foreign exchange contracts	20	27	(23)	24
Cross-currency swaps	7	—	17	3

Total unrealized risk management gain	76	51	1	57

Risk management gain	$104	$45	$142	$4

In 2015, the Company monetized a total of US$315 million of foreign exchange forward contracts on senior notes and settled US$147 million of foreign exchange forward contracts as part of normal course maturities. Additionally, during the first quarter of 2015, Penn West monetized its natural gas hedges, and subsequently entered into new natural gas hedging contracts.

Outlook

The Company has refined its annual production guidance range to 85,000 – 87,000 boe per day from 84,000 – 88,000 boe per day as it nears the end of 2015. There have been no changes to the Company’s guidance for its 2015 capital budget of $500 million and its annual average operating costs per boe of $19.25 - $19.75 and G&A per boe of $2.80 - $3.05 as disclosed in its September 1, 2015 press release.

This outlook section is included to provide shareholders with information about Penn West’s expectations as at November 4, 2015 for production, capital expenditures, operating costs per boe and G&A per boe in 2015 and readers are cautioned that the information may not be appropriate for any other purpose. This information constitutes forward-looking information. Readers should note the assumptions, risks and discussion under “Forward-Looking Statements” and are cautioned that numerous factors could potentially impact Penn West’s capital expenditure levels and production and funds flow from operations performance for 2015, including fluctuations in commodity prices and its ongoing asset disposition program.

All press releases are available on Penn West’s website at www.pennwest.com, on SEDAR at www.sedar.com, and on EDGAR at www.sec.gov.

Sensitivity Analysis

Estimated sensitivities to selected key assumptions on funds flow for the 12 months subsequent to the date of this MD&A, including risk management contracts entered to date, are based on forecasted results as discussed in the Outlook above.

		Impact on funds flow
Change of:	Change	$ millions	$/share
Price per barrel of liquids	$1.00	16	0.03
Liquids production	1,000 bbls/day	12	0.02
Price per mcf of natural gas	$0.10	4	0.01
Natural gas production	10 mmcf/day	2	—
Effective interest rate	1%	8	0.02
Exchange rate ($US per $CAD)	$0.01	5	0.01

Contractual Obligations and Commitments

We are committed to certain payments over the next five calendar years and thereafter as follows:

	2015	2016	2017	2018	2019	Thereafter
Long-term debt	$376	$249	$227	$371	$619	$407
Transportation	5	29	55	59	60	284
Power infrastructure	21	10	10	10	10	8
Drilling rigs	4	11	7	—	—	—
Purchase obligations (1)	1	1	1	1	—	—
Interest obligations	35	129	100	80	40	45
Office lease (2)	15	58	55	55	56	314
Decommissioning liability (3)	$15	$22	$77	$76	$72	$306

(1)	These amounts represent estimated commitments of $1 million for CO2 purchases and $3 million for processing fees related to Penn West’s interests in the Weyburn Unit.
(2)	The future office lease commitments above are to be reduced by contracted sublease recoveries totalling $292 million.
(3)	These amounts represent the inflated, discounted future reclamation and abandonment costs that are expected to be incurred over the life of the Company’s properties.

The Company’s syndicated bank facility is due for renewal on May 6, 2019. In addition, the Company has an aggregate of $1.7 billion in senior notes maturing between 2015 and 2025. If the Company is unsuccessful in renewing or replacing the syndicated bank facility or obtaining alternate funding for some or all of the maturing amounts of the senior notes, it is possible that it could be required to obtain other facilities, including term bank loans. The Company continuously monitors its credit metrics and maintains positive working relationships with its lenders, investors and agents.

The Company is involved in various litigation and claims in the normal course of business and records provisions for claims as required. In 2014, the Company became aware of a number of putative securities class action claims having been filed or threatened to be filed in both Canada and the United States relating to damages alleged to have been incurred due to a decline in share price related to the restatement of certain of the Company’s historical financial statements and related MD&A. In 2014, the Company was served with statements of claim against the Company and certain of its present and former directors and officers relating to such types of securities class actions in the Provinces of Alberta, Ontario and Quebec and in the United States. To date, none of these proceedings has been certified under applicable class proceedings legislation. In the United States, the Court has consolidated the various actions, appointed lead plaintiffs, and set a scheduling for the parties to brief a motion to dismiss. Amounts claimed in the Canadian and United States proceedings are significant, but at this stage in the process, any estimate of the Company’s potential exposure or liability, if any, is premature and cannot be meaningfully determined. The Company intends to vigorously defend against such actions.

Equity Instruments

Common shares issued:
As at September 30, 2015 and November 4, 2015	502,163,163

Options outstanding:
As at September 30, 2015	16,092,478
Granted	61,100
Forfeited	(2,970,735)

As at November 4, 2015	13,182,843

Changes in Internal Control Over Financial Reporting (“ICFR”)

Penn West’s senior management has evaluated whether there were any changes in the Company’s ICFR that occurred during the period beginning on July 1, 2015 and ending on September 30, 2015 that have materially affected, or are reasonably likely to materially affect, the Company’s ICFR. No changes to Penn West’s ICFR were made during the quarter.

Penn West utilizes the original Internal Control - Integrated Framework (1992) issued by the Committee of the Sponsoring Organizations of the Treadway Commission (COSO) to design and evaluate its internal control over financial reporting. In May 2013, COSO updated the Internal Control – Integrated Framework which superseded the 1992 Framework on December 15, 2014. Currently, the Company is transitioning to the 2013 COSO Framework as it relates to its ICFR.

Future Accounting Pronouncements

The IASB issued IFRS 15 “Revenue from Contracts with Customers” which replaces IAS 18 “Revenue”. IFRS 15 specifies revenue recognition criteria and expanded disclosures for revenue. The new standard is effective for annual periods beginning on or after January 1, 2018 and early adoption is permitted. Penn West is currently assessing the impact of the standard.

The IASB completed the final sections of IFRS 9 “Financial Instruments” which replaces IAS 39 “Financial Statement: Recognition and Measurement”. IFRS 9 provides guidance on the recognition and measurement, impairment and derecognition on financial instruments. The new standard is effective for annual periods beginning on or after January 1, 2018 and early adoption is permitted. Penn West is currently assessing the impact of the standard.

Off-Balance-Sheet Financing

The Company has off-balance-sheet financing arrangements consisting of operating leases. The operating lease payments are summarized in the Contractual Obligations and Commitments section.

Non-GAAP Measures

Certain financial measures including funds flow, funds flow from operations, funds flow per share-basic, funds flow per share-diluted, funds flow from operations per share-basic, funds flow from operations per share-diluted, netback and gross revenues included in this MD&A do not have a standardized meaning prescribed by IFRS and therefore are considered non-GAAP measures; accordingly, they may not be comparable to similar measures provided by other issuers. Funds flow is cash flow from operating activities before changes in non-cash working capital and decommissioning expenditures. Funds flow from operations excludes the effects of financing related transactions from foreign exchange contracts and debt repayments/ pre-payments and is more representative of cash related to continuing operations. Funds flow and Funds flow from operations are used to assess the Company’s ability to fund dividend and planned capital programs. See “Calculation of Funds Flow/ Funds flow from Operations” above for a reconciliation of funds flow to its nearest measure prescribed by IFRS. Netback is the per unit of production amount of revenue less royalties, operating expenses, transportation and realized risk management gains and losses, and is used in capital allocation decisions and to economically rank projects. See “Results of Operations – Netbacks” above for a calculation of the Company’s netbacks. EBITDA is Funds Flow excluding the impact of financing expenses, realized gains and losses on foreign exchange hedges on prepayments, realized foreign exchange gains and losses on debt prepayments and restructuring expenses. EBITDA as defined by Penn West’s debt agreements excludes the EBITDA contribution from assets sold in the prior 12 months and is used within Penn West’s covenant calculations related to its syndicated bank facility and senior notes Gross revenue is total revenues including realized risk management gains and losses on commodity contracts and is used to assess the cash realizations on commodity sales.

Oil and Gas Information

Barrels of oil equivalent (“boe”) may be misleading, particularly if used in isolation. A boe conversion ratio of six thousand cubic feet of natural gas to one barrel of crude oil is based on an energy equivalency conversion method primarily applicable at the burner tip and does not represent a value equivalency at the wellhead. Given that the value ratio based on the current price of crude oil as compared to natural gas is significantly different from the energy equivalency conversion ratio of 6:1, utilizing a conversion on a 6:1 basis is misleading as an indication of value.

Forward-Looking Statements

Certain statements contained in this document constitute forward-looking statements or information (collectively “forward-looking statements”) within the meaning of the “safe harbor” provisions of applicable securities legislation. In particular, this document contains forward-looking statements pertaining to, without limitation, the following: under “Business Strategy”, the plan to limit development capital expenditures to remain within funds flow from operations by year-end, continuing to build on efficiencies gained in the past and looking for further opportunities to reduce the overall cost structure, pursuing additional non-core asset disposition initiatives as a means to strengthen the balance sheet and further focus our asset portfolio; under “Crude Oil”, challenges oil price will encounter due to uncertainties regarding demand growth and the potential for incremental supply; under “Natural Gas”, the downward pressure on AECO prices in the Fall season if the restrictions on the TCPL system are lifted; under “General and Administrative Expenses”, anticipated net G&A per boe for 2015; under “Depletion, Depreciation, Impairment and Accretion”, remaining committed to pursuing additional non-core asset sales and to continue to focus on debt reduction and strengthening of the balance sheet, and the expectation of the Weyburn transaction closing in November 2015; under “Foreign Exchange”, the normal course maturities to be paid by year-end and the offering of disposition proceeds as pre-payments to noteholders and bank syndicate; under “Capital Expenditures”; the anticipated closing date for the Weyburn transaction and the offering of disposition proceeds as pre-payments to noteholders and bank syndicate, under “Environmental and Climate Change”, our belief that compliance with environmental legislation could require additional expenditures and a failure to comply with such legislation may result in fines and penalties which could, in the aggregate and under certain assumptions, become material, our intent to reduce the environmental impact from our operations through environmental programs; under “Liquidity and Capital Resources”, considering opportunities to reduce or diversify the debt capital structure, our belief that our actions increase the likelihood of maintaining our financial flexibility and capital programs, our intention to continue to actively identify and evaluate hedging opportunities in order to reduce our exposure to fluctuations in commodity prices and protect our future cash flows and capital programs; under “Outlook”, the updated annual production guidance range; under “Sensitivity Analysis”, the estimated sensitivities to selected key assumptions on funds flow for the

12 months subsequent to this MD&A; and under “Contractual Obligations and Commitments”, monitoring the credit metrics and maintaining positive working relationship with the lenders, investors and agents, our intent to vigorously defend against any legal actions relating to damages alleged to have been incurred due to a decline in our share price arising out of the restatement of certain of our historical financial statements and related MD&A. In addition, statements relating to “reserves” or “resources” are deemed to be forward-looking statements as they involve the implied assessment, based on certain estimates and assumptions, that the reserves and resources described exist in the quantities predicted or estimated and can be profitably produced in the future.

With respect to forward-looking statements contained in this document, the Company has made assumptions regarding, among other things: that the Company does not dispose of additional material producing properties or royalties or other interests therein; that the current commodity price and foreign exchange environment will continue or improve; future capital expenditure levels; future crude oil, natural gas liquids and natural gas prices and differentials between light, medium and heavy oil prices and Canadian, WTI and world oil and natural gas prices; future crude oil, natural gas liquids and natural gas production levels; future exchange rates and interest rates; future debt levels; and the continued suspension of our dividend in addition to our dividend reinvestment plan.

Although the Company believes that the expectations reflected in the forward-looking statements contained in this document, and the assumptions on which such forward-looking statements are made, are reasonable, there can be no assurance that such expectations will prove to be correct. Readers are cautioned not to place undue reliance on forward-looking statements included in this document, as there can be no assurance that the plans, intentions or expectations upon which the forward-looking statements are based will occur. By their nature, forward-looking statements involve numerous assumptions, known and unknown risks and uncertainties that contribute to the possibility that the forward-looking statements contained herein will not be correct, which may cause our actual performance and financial results in future periods to differ materially from any estimates or projections of future performance or results expressed or implied by such forward-looking statements. These risks and uncertainties include, among other things: the possibility that the Company will not be able to continue to successfully execute our long-term plan in part or in full, and the possibility that some or all of the benefits that the Company anticipates will accrue to our Company and our securityholders as a result of the successful execution of such plan do not materialize; the possibility that the Company is unable to execute some or all of our ongoing asset disposition program on favourable terms or at all; the possibility that we breach one or more of the financial covenants pursuant to our amending agreements with the syndicated banks and the holders of our senior, unsecured notes; general economic and political conditions in Canada, the U.S. and globally, and in particular, the effect that those conditions have on commodity prices and our access to capital; industry conditions, including fluctuations in the price of crude oil, natural gas liquids and natural gas, price differentials for crude oil and natural gas produced in Canada as compared to other markets, and transportation restrictions, including pipeline and railway capacity constraints; fluctuations in foreign exchange or interest rates; unanticipated operating events or environmental events that can reduce production or cause production to be shut-in or delayed (including extreme cold during winter months, wild fires and flooding); and the other factors described under “Risk Factors” in our Annual Information Form and described in our public filings, available in Canada at www.sedar.com and in the United States at www.sec.gov. Readers are cautioned that this list of risk factors should not be construed as exhaustive.

The forward-looking statements contained in this document speak only as of the date of this document. Except as expressly required by applicable securities laws, the Company does not undertake any obligation to publicly update any forward-looking statements. The forward-looking statements contained in this document are expressly qualified by this cautionary statement.

Additional Information

Additional information relating to Penn West, including Penn West’s Annual Information Form, is available on SEDAR at www.sedar.com and on EDGAR at www.sec.gov.

Penn West Petroleum Ltd.

Consolidated Balance Sheets

(CAD millions, unaudited)	Note	September 30, 2015	December 31, 2014
Assets
Current
Cash		$—	$67
Accounts receivable		149	182
Other		52	46
Deferred funding assets	3	75	84
Risk management	10	34	31
Assets held for sale	4	453	—

		763	410

Non-current
Deferred funding assets	3	167	195
Exploration and evaluation assets	5	500	505
Property, plant and equipment	6	6,211	7,906
Goodwill	7	684	734
Risk management	10	87	102

		7,649	9,442

Total assets		$8,412	$9,852

Liabilities and Shareholders’ Equity
Current
Accounts payable and accrued liabilities		$355	$529
Dividends payable		5	70
Current portion of long-term debt	8	599	283
Decommissioning liability	9	30	52
Risk management	10	5	9
Liabilities related to assets held for sale	4	63	—

		1,057	943
Non-current
Long-term debt	8	1,650	1,866
Decommissioning liability	9	500	533
Risk management	10	1	10
Deferred tax liability		662	914
Other non-current liabilities		2	4

		3,872	4,270

Shareholders’ equity
Shareholders’ capital	11	8,993	8,983
Other reserves		92	89
Deficit		(4,545)	(3,490)

		4,540	5,582

Total liabilities and shareholders’ equity		$8,412	$9,852

See accompanying notes to the unaudited interim consolidated financial statements.

Subsequent events (Note 4 and 10)

Commitments and contingencies (Note 13)

Penn West Petroleum Ltd.

Consolidated Statements of Income (Loss)

	Three months ended September 30			Nine months ended September 30
(CAD millions, except per share amounts, unaudited)	Note	2015	2014	2015	2014
Oil and natural gas sales and other income		$273	$595	$948	$1,973
Royalties		(20)	(83)	(96)	(297)

		253	512	852	1,676
Risk management gain	10	104	45	142	4

		357	557	994	1,680

Expenses
Operating		159	193	474	544
Transportation		12	11	35	34
General and administrative		23	34	68	104
Restructuring		22	1	27	12
Share-based compensation	12	(4)	1	3	18
Depletion, depreciation and impairment	6	989	181	1,344	555
Impairment of goodwill	4,7	22	—	22	—
Loss (gain) on dispositions	6	1	—	(94)	48
Foreign exchange loss	8	104	83	257	92
Exploration and evaluation	5	2	—	2	16
Financing	8	40	37	120	117
Accretion	9	9	9	28	27

		1,379	550	2,286	1,567

Income (loss) before taxes		(1,022)	7	(1,292)	113

Deferred tax expense (recovery)		(258)	22	(252)	74

Net and comprehensive income (loss)		$(764)	$(15)	$(1,040)	$39

Net income (loss) per share
Basic		$(1.52)	$(0.03)	$(2.07)	$0.08
Diluted		$(1.52)	$(0.03)	$(2.07)	$0.08
Weighted average shares outstanding (millions)
Basic	11	502.2	494.8	501.9	492.6
Diluted	11	502.2	494.8	501.9	492.6

See accompanying notes to the unaudited interim consolidated financial statements.

Penn West Petroleum Ltd.

Consolidated Statements of Cash Flows

	Three months ended September 30			Nine months ended September 30
(CAD millions, unaudited)	Note	2015	2014	2015	2014
Operating activities
Net income (loss)		$(764)	$(15)	$(1,040)	$39
Depletion, depreciation and impairment	6	989	181	1,344	555
Impairment of goodwill		22	—	22	—
Loss (gain) on dispositions	6	—	—	(97)	48
Exploration and evaluation		2	—	2	16
Accretion	9	9	9	28	27
Deferred tax expense (recovery)		(258)	22	(250)	74
Share-based compensation	12	1	2	3	7
Unrealized risk management gain	10	(76)	(51)	(1)	(57)
Unrealized foreign exchange loss	8	89	83	162	89
Decommissioning expenditures	9	(9)	(12)	(25)	(32)
Change in non-cash working capital		54	73	—	(38)

		59	292	148	728

Investing activities
Capital expenditures		(116)	(225)	(371)	(485)
Property dispositions (acquisitions), net		(1)	3	411	215
Change in non-cash working capital		20	110	(123)	49

		(97)	(112)	(83)	(221)

Financing activities
Increase (decrease) in long-term debt	8	23	(125)	507	(296)
Repayment of senior notes	8	(84)	—	(664)	(62)
Issue of equity		—	—	—	11
Realized foreign exchange loss on repayments	8	15	—	95	3
Dividends paid		(5)	(55)	(70)	(163)

		(51)	(180)	(132)	(507)

Change in cash		(89)	—	(67)	—
Cash, beginning of period		89	—	67	—

Cash, end of period		$—	$—	$—	$—

See accompanying notes to the unaudited interim consolidated financial statements.

Penn West Petroleum Ltd.

Statements of Changes in Shareholders’ Equity

(CAD millions, unaudited)	Note	Shareholders’ Capital	Other Reserves	Deficit	Total
Balance at January 1, 2015		$8,983	$89	$(3,490)	$5,582
Net and comprehensive loss		—	—	(1,040)	(1,040)
Share-based compensation	12	—	3	—	3
Issued to dividend reinvestment plan	11	10	—	—	10
Dividends declared	11	—	—	(15)	(15)

Balance at September 30, 2015		$8,993	$92	$(4,545)	$4,540

(CAD millions, unaudited)	Note	Shareholders’ Capital	Other Reserves	Deficit	Total
Balance at January 1, 2014		$8,913	$80	$(1,480)	$7,513
Net and comprehensive income		—	—	39	39
Share-based compensation	12	—	7	—	7
Issued on exercise of options	11	12	(1)	—	11
Issued to dividend reinvestment plan	11	43	—	—	43
Dividends declared	11	—	—	(207)	(207)

Balance at September 30, 2014		$8,968	$86	$(1,648)	$7,406

See accompanying notes to the unaudited interim consolidated financial statements.

Notes to the Unaudited Consolidated Financial Statements

(All tabular amounts are in CAD millions except numbers of common shares, per share amounts,

percentages and various figures in Note 10)

1. Structure of Penn West

Penn West Petroleum Ltd. (“Penn West” or the “Company”) is a senior exploration and production company and is governed by the laws of the Province of Alberta, Canada. The Company operates in one segment, to explore for, develop and hold interests in oil and natural gas properties and related production infrastructure in the Western Canada Sedimentary Basin directly and through investments in securities of subsidiaries holding such interests. Penn West’s portfolio of assets is managed at an enterprise level, rather than by separate operating segments or business units. The Company assesses its financial performance at the enterprise level and resource allocation decisions are made on a project basis across Penn West’s portfolio of assets, without regard to the geographic location of projects. Penn West owns the petroleum and natural gas assets or 100 percent of the equity, directly or indirectly, of the entities that carry on the remainder of the oil and natural gas business of Penn West, except for an unincorporated joint arrangement (the “Peace River Oil Partnership”) in which Penn West’s wholly owned subsidiaries hold a 55 percent interest.

Penn West operates under the trade names of Penn West and Penn West Exploration.

2. Basis of presentation and statement of compliance

a) Statement of Compliance

These unaudited condensed interim consolidated financial statements (“interim consolidated financial statements”) are prepared in compliance with IAS 34 “Interim Financial Reporting” and accordingly do not contain all of the disclosures included in Penn West’s annual audited consolidated financial statements.

The interim consolidated financial statements were prepared using the same accounting policies, critical accounting judgments and key estimates as in the annual consolidated financial statements as at and for the year ended December 31, 2014.

All tabular amounts are in millions of Canadian dollars, except numbers of common shares, per share amounts, percentages and other figures as noted.

The interim consolidated financial statements were approved for issuance by the Board of Directors on November 4, 2015.

b) Basis of Presentation

The interim consolidated financial statements include the accounts of Penn West, its wholly owned subsidiaries and its proportionate interest in partnerships. Results from acquired properties are included in Penn West’s reported results subsequent to the closing date and results from properties sold are included until the closing date.

All intercompany balances, transactions, income and expenses are eliminated on consolidation.

Certain comparative figures have been reclassified to correspond with current period presentation.

3. Deferred funding assets

Deferred funding amounts relate to Penn West’s share of capital and operating expenses to be funded by Penn West’s partner in the Peace River Oil Partnership and Penn West’s share of capital expenditures to be funded by Penn West’s partner in the Cordova Joint Venture. Amounts expected to be settled within the next 12 months are classified as current.

	September 30, 2015	December 31, 2014
Peace River Oil Partnership	$159	$195
Cordova Joint Venture	83	84

Total	$242	$279

Current portion	$75	$84
Long-term portion	167	195

Total	$242	$279

4. Assets and liabilities held for sale

Assets and liabilities classified as held for sale consisted of the following:

	September 30, 2015	December 31, 2014
Assets held for sale
Working capital	$19	$—
Property, plant and equipment	434	—

	$453	$—
Liabilities related to assets held for sale
Working capital	$25	$—
Decommissioning liability	38	—

	$63	$—

As a result of entering into two definitive sale agreements during the third quarter of 2015, at September 30, 2015, the Company classified certain non-core assets located in the Mitsue area of Central Alberta and in the Weyburn area of Southeast Saskatchewan as assets held for sale. Subsequent to quarter-end, on October 30, 2015, the Mitsue disposition closed for total proceeds of $193 million, subject to closing adjustments. Penn West expects the Weyburn transaction to close in November 2015 with anticipated total proceeds of $205 million, subject to closing adjustments.

On September 30, 2015, these assets were recorded at the lesser of fair value less costs to sell and their carrying amount, resulting in an impairment loss of $421 million of which $399 million has been recorded as additional depletion, depreciation and impairment and $22 million has been recorded as impairment of goodwill on the Consolidated Statements of Income (Loss).

5. Exploration and evaluation (“E&E”) assets

	Nine months ended September 30, 2015	Year ended December 31, 2014
Balance, beginning of period	$505	$645
Capital expenditures	10	92
Joint venture, carried capital	—	16
Expense	(2)	(16)
Transfers to PP&E	(13)	(232)

Balance, end of period	$500	$505

6. Property, plant and equipment

Cost	Nine months ended September 30, 2015	Year ended December 31, 2014
Balance, beginning of period	$17,456	$17,974
Capital expenditures	361	640
Joint venture, carried capital	15	13
Acquisitions	2	12
Dispositions	(485)	(1,416)
Transfers from E&E	13	232
Transfers to assets held for sale	(1,000)	—
Decommissioning additions (dispositions), net	(20)	1

Balance, end of period	$16,342	$17,456

Accumulated depletion and depreciation	Nine months ended September 30, 2015	Year ended December 31, 2014
Balance, beginning of period	$9,550	$8,899
Depletion and depreciation	510	750
Impairments	834	634
Transfers to assets held for sale	(566)	—
Dispositions	(197)	(733)

Balance, end of period	$10,131	$9,550

Net book value	September 30, 2015	December 31, 2014
Total	$6,211	$7,906

In 2015, Penn West recorded gains on dispositions of $94 million (2014 - $48 million loss), which included $3 million expense related to advisory fees (2014 – insignificant).

Due to decreases in commodity price forecasts from December 31, 2014, management determined that there were indicators of impairment at September 30, 2015 thus impairment tests were required on all CGUs. As a result, Penn West recorded a $435 million impairment charge primarily related to certain properties in the Fort St. John area of northeastern British Columbia and in the Swan Hills and Wainwright areas of Alberta. The recoverable amounts used in the impairment tests, based on fair value less cost to sell, related to these CGUs were calculated using estimated proved plus probable reserves and incremental development drilling locations at a pre-tax discount rate of 10 percent.

The following table outlines benchmark prices adjusted for differentials specific to the Company as at September 30, 2015 used in the impairment tests:

	WTI ($US/bbl)	AECO ($CAD/mcf)	Exchange rate ($US equals $1 CAD)
2015	$46.00	$2.92	0.76
2016	55.00	3.10	0.78
2017	70.00	3.32	0.85
2018	75.00	3.91	0.85
2019	80.00	4.49	0.85
2020 – 2025	$84.30	$5.00	0.85
Thereafter (inflation percentage)	1.5%	1.5%	—

As outlined in Note 4, the Company recorded $399 million of PP&E impairment as a result of classifying certain non-core assets as assets held for sale. These calculations were based on the proceeds from the signed sales agreements.

Impairment losses have been included within depletion, depreciation and impairment.

7. Goodwill

	Nine months ended September 30, 2015	Year ended December 31, 2014
Balance, beginning of period	$734	$1,912
Dispositions	(28)	(78)
Impairment	(22)	(1,100)

Balance, end of period	$684	$734

Penn West’s goodwill balance is primarily associated with a group of CGUs which represent key light-oil properties in the Cardium, Slave Point and Viking areas.

Penn West completed a goodwill impairment test for the balance related to the above mentioned group of CGUs at September 30, 2015 and the recoverable amount exceeded the carrying value, thus no impairment was recorded. The recoverable amount was determined based on the fair value less cost to sell method. The key assumptions used in determining the recoverable amount include the future cash flows using reserve, resource and internal forecasts, forecasted commodity prices, discount rates, foreign exchange rates, inflation rates and future development costs estimated by internal reserve engineers and other internal estimates based on historical experiences and trends.

The values assigned to the future cash flows, forecasted commodity prices and future development costs were obtained through a combination of internal estimates and information received from its independent reserve engineers. These values were based on future cash flows of proved plus probable reserves discounted at a before-tax rate of 10 percent. The future cash flows also consider, when appropriate, past capital activities, competitor analysis, observable market conditions, comparable transactions and future development costs.

The value of resources incremental to the reserve report was obtained from internal analysis completed by Penn West most notably through the review of its drilling program results and competitor analysis and outlined in its long-term plan. This was further supported by contingent resource studies that were compiled by independent reserve engineers. Based on this internal analysis, Penn West identified and risked potential drilling locations that were not assigned any proved plus probable reserves. The value of these additional drilling locations was included in the recoverable amount, based on the net present value of proved undeveloped locations within the same resource play from the Company’s internal reserve report at September 30, 2015. A before-tax discount rate of 10 percent was applied to determine an estimate of the present value of the future cash flows.

Additionally, as outlined in Note 4, the Company recorded $22 million of goodwill impairment as a result of classifying certain non-core assets as assets held for sale.

8. Long-term debt

	Amount (millions)	Maturity dates	Average interest rate (1)		September 30, 2015	December 31, 2014
2007 Notes	US$243	2015 – 2022	6.86%		$324	$550
2008 Notes	US$400, CAD$30	2016 – 2020	7.24%		564	587
UK Notes	£47	2018	6.95	% (2)	95	103
2009 Notes	US$77(3), £19, €8	2015 – 2019	9.77	% (4)	154	158
2010 Q1 Notes	US$178	2015 – 2025	6.69%		237	341
2010 Q4 Notes	US$140, CAD$45	2015 – 2025	5.95%		231	258
2011 Notes	US$87, CAD$22	2016 – 2021	5.49%		137	152

Total senior unsecured notes					1,742	2,149
Syndicated bank facility advances					507	—

Total long-term debt					$2,249	$2,149

(1)	Average interest rate can fluctuate based on consolidated debt to EBITDA ratio which expires on March 30, 2017, the date the covenant relief period ends with the bank syndicate and noteholders.
(2)	These notes currently bear interest at 8.78 percent in Pounds Sterling, however, contracts were entered to fix the interest rate at 6.95 percent in Canadian dollars and to fix the exchange rate on the repayment (refer to Note 10).
(3)	A portion of the 2009 Notes have equal repayments, which began in 2013 with a repayment of US$5 million, and extend over the remaining six years.
(4)	The Company entered into contracts to fix the interest rate on the Pounds Sterling and Euro tranches, at 10.49 percent and 10.52 percent, to 9.15 percent and 9.22 percent, respectively, and to fix the exchange rate on repayment (refer to Note 10).

The split between current and non-current long-term debt is as follows:

	September 30, 2015	December 31, 2014
Current portion	$599	$283
Long-term portion	1,650	1,866

Total	$2,249	$2,149

There were no senior notes issued in either 2015 or 2014.

Additional information on Penn West’s senior notes is as follows:

	September 30, 2015	December 31, 2014
Weighted average remaining life (years)	3.3	3.7
Weighted average interest rate (1)	7.1%	6.0%

(1)	Includes the effect of cross currency swaps (refer to Note 10).

At September 30, 2015, the Company had a secured, revolving syndicated bank facility with an aggregate borrowing limit of $1.2 billion and an extendible five-year term (May 6, 2019 maturity date). The syndicated bank facility contains provisions for stamping fees on bankers’ acceptances and LIBOR loans and standby fees on unutilized credit lines that vary depending on certain consolidated financial ratios. At September 30, 2015, the Company had $648 million of unused credit capacity available.

Drawings on the Company’s bank facility are subject to fluctuations in short-term money market rates as they are generally held as short-term borrowings. At September 30, 2015, 23 percent (December 31, 2014 – none) of Penn West’s long-term debt instruments were exposed to changes in short-term interest rates.

The Company is subject to certain financial covenants under its syndicated bank facility and senior notes. These types of financial covenants are typical for senior lending arrangements and include senior debt and total debt to EBITDA and senior debt and total debt to capitalization, as more specifically defined in the applicable lending agreements. At September 30, 2015, the Company was in compliance with all of its financial covenants under such lending agreements.

Letters of credit totalling $45 million were outstanding on September 30, 2015 (December 31, 2014 – $30 million) that reduce the amount otherwise available to be drawn on the syndicated bank facility.

In May 2015, the Company finalized amending agreements with the lenders under its syndicated bank facility and with the holders of its senior notes to, among other things, amend its financial covenants as follows:

•	the maximum Senior Debt to EBITDA and Total Debt to EBITDA ratio will be less than or equal to 5:1 for the period January 1, 2015 through and including June 30, 2016, decreasing to less than or equal to 4.5:1 for the quarter ending September 30, 2016 and decreasing to less than or equal to 4:1 for the quarter ending December 31, 2016;

•	the Senior Debt to EBITDA ratio will decrease to less than or equal to 3:1 for the period from and after January 1, 2017; and

•	the Total Debt to EBITDA ratio will remain at less than or equal to 4:1 for all periods after December 31, 2016.

The Company also agreed to the following:

•	to temporarily grant floating charge security over all of its property in favor of the lenders and the noteholders on a pari passu basis, which security will be fully released upon the Company achieving both (i) a Senior Debt to EBITDA ratio of 3:1 or less for four consecutive quarters, and (ii) an investment grade rating on its senior unsecured debt;

•	to cancel the $500 million tranche of the Company’s existing $1.7 billion syndicated bank facility that was set to expire on June 30, 2016, the remaining $1.2 billion tranche of the syndicated bank facility remains available to the Company in accordance with the terms of the agreements governing such facility;

•	to temporarily reduce its quarterly dividend commencing in the first quarter of 2015 to $0.01 per share or less until the earlier of (i) the Senior Debt to EBITDA being less than 3:1 for two consecutive quarters ending on or after September 30, 2015, and (ii) March 30, 2017; and

•	until March 30, 2017, to use net proceeds from any asset dispositions to repay at par $650 million of the outstanding principal amounts owing to noteholders, with corresponding pro rata amounts from such asset dispositions to be used to repay any outstanding amounts drawn under its syndicated bank facility.

During 2015, Penn West repaid senior notes in an aggregate amount of US$193 million and CAD$50 million as part of normal maturities and additional amounts of US$258 million, CAD$24 million, £10 million and €2 million of senior notes were prepaid as a result of the offers made at par to its noteholders using asset disposition proceeds. In 2015, Penn West also repaid a total of $56 million outstanding under its syndicated bank facility using asset disposition proceeds. Penn West records unrealized foreign exchange gains or losses on its senior notes as amounts are translated into Canadian dollars at the rate of exchange in effect at the balance sheet date.

The split between realized and unrealized foreign exchange is as follows:

	Three months ended September 30		Nine months ended September 30
	2015	2014	2015	2014
Realized foreign exchange loss on debt maturities	$—	$—	$(36)	$(3)
Realized foreign exchange loss on debt pre-payments	(15)	—	(59)	—
Unrealized foreign exchange loss	(89)	(83)	(162)	(89)

Foreign exchange loss	$(104)	$(83)	$(257)	$(92)

9. Decommissioning liability

The decommissioning liability was determined by applying an inflation factor of 2.0 percent (December 31, 2014 – 2.0 percent) and the inflated amount was discounted using a credit-adjusted rate of 6.5 percent (December 31, 2014 – 6.5 percent) over the expected useful life of the underlying assets, currently extending over 50 years into the future.

The split between current and non-current decommissioning liability is as follows:

	September 30, 2015	December 31, 2014
Current portion	$30	$52
Long-term portion	500	533

Total	$530	$585

Changes to the decommissioning liability were as follows:

	Nine months ended September 30, 2015	Year ended December 31, 2014
Balance, beginning of period	$585	$603
Net liabilities disposed (1)	(16)	(75)
Increase (decrease) in liability due to change in estimate	(4)	76
Liabilities settled	(25)	(55)
Transfers to liabilities for assets held for sale	(38)	—
Accretion charges	28	36

Balance, end of period	$530	$585

(1)	Includes additions from drilling activity, facility capital spending and disposals related to net property dispositions.

10. Risk management

Financial instruments consist of accounts receivable, fair values of derivative financial instruments, accounts payable and accrued liabilities, dividends payable and long-term debt. Except for the senior notes described in Note 8, the fair values of these financial instruments approximate their carrying amounts due to the short-term maturity of the instruments, the mark to market values recorded for the financial instruments and the market rate of interest applicable to the syndicated bank facility. At September 30, 2015, the estimated fair values of the principal and interest obligations of the outstanding notes totalled $1.6 billion (December 31, 2014 – $2.2 billion) compared to the carrying value of $1.7 billion (December 31, 2014 – $2.1 billion).

The fair values of all outstanding financial, commodity, power, interest rate and foreign exchange contracts are reflected on the balance sheet with the changes during the period recorded in income as unrealized gains or losses.

As at September 30, 2015 and December 31, 2014, the only asset or liability measured at fair value on a recurring basis was the risk management asset and liability, which was valued based on “Level 2 inputs” being quoted prices in markets that are not active or based on prices that are observable for the asset or liability.

The following table reconciles the changes in the fair value of financial instruments outstanding:

Risk management asset	Nine months ended September 30, 2015	Year ended December 31, 2014
Balance, beginning of period	$114	$12
Unrealized gain (loss) on financial instruments:
Commodity collars, swaps and assignments	3	51
Electricity swaps	4	(2)
Interest rate swaps	—	1
Foreign exchange forwards	(23)	48
Cross currency swaps	17	4

Total fair value, end of period	$115	$114

Penn West had the following financial instruments outstanding as at September 30, 2015. Fair values are determined using external counterparty information, which is compared to observable market data. Penn West limits its credit risk by executing counterparty risk procedures which include transacting only with institutions within Penn West’s syndicated bank facility or companies with high credit ratings and by obtaining financial security in certain circumstances.

	Notional volume	Remaining term	Pricing	Fair value (millions)
Natural gas
AECO Swaps	70,000 mcf/d	Oct/15 – Dec/15	$2.86/mcf	$—
AECO Swaps	19,000 mcf/d	Jan/16 – Dec/16	$3.08/mcf	1
Crude Oil
WTI Swaps	12,500 bbl/d	Oct/15 – Dec/15	$72.57/bbl	13
WTI Swaps	4,500 bbl/d	Jan/16 – Mar/16	$73.67/bbl	4
WTI Swaps	1,000 bbl/d	Apr/16 – Jun/16	$71.50/bbl	1
WTI Swaps	5,000 bbl/d	Jan/16 – Dec/16	$72.08/bbl	10
Electricity swaps
Alberta Power Pool	10 MW	Oct/15 – Dec/15	$58.50/MWh	(1)
Alberta Power Pool	70 MW	Oct/15 – Dec/15	$55.17/MWh	(3)
Alberta Power Pool	25 MW	Jan/16 – Dec/16	$49.90/MWh	(2)
Crude oil assignment
18 – month term	10,000 boe/d	Oct/15 – May/16	Differential WCS (Edm) vs. WCS (USGC)	8
Foreign exchange forwards on senior notes
3 to 15-year initial term	US$229	2015 – 2022	1.000 CAD/USD	75
Cross currency swaps
10-year initial term	£57	2018	2.0075 CAD/GBP, 6.95%	3
10-year initial term	£20	2019	1.8051 CAD/GBP, 9.15%	6
10-year initial term	€10	2019	1.5870 CAD/EUR, 9.22%	—

Total				$115

Based on September 30, 2015 pricing, a $1.00 change in the price per barrel of liquids would have changed pre-tax unrealized risk management by $7 million and a $0.10 change in the price per mcf of natural gas would change pre-tax unrealized risk management by $1 million.

Subsequent to September 30, 2015, the Company entered into additional crude oil swaps on 1,000 barrels per day of production in the second quarter of 2016 at WTI CAD$65.00 per barrel, 1,000 barrels per day of production in the third of 2016 at WTI CAD$66.05 per barrel, 1,000 barrels per day of production in the fourth quarter of 2016 at WTI CAD$67.05 per barrel, 1,000 barrels per day of production in the first quarter of 2017 at WTI CAD$68.00 per barrel, 2,000 barrels per day of production in the first quarter of 2017 at WTI CAD$70.05 per barrel. Additionally, it entered into foreign exchange forward contracts on US$170 million at 1.32 CAD/USD which are set to expire in December 2015.

The components of risk management on the Statement of Income (Loss) are as follows:

	Three months ended September 30		Nine months ended September 30
	2015	2014	2015	2014
Realized
Settlement of commodity contracts/assignment	$22	$(6)	$29	$(55)
Monetization of commodity contracts	—	—	18	—
Settlement of foreign exchange contracts	6	—	31	2
Monetization of foreign exchange contracts	—	—	63	—

Total realized risk management gain (loss)	28	(6)	141	(53)
Unrealized
Commodity contracts	48	12	6	13
Electricity swaps	(3)	—	4	4
Interest rate swaps	—	—	—	1
Crude oil assignment	4	12	(3)	12
Foreign exchange contracts	20	27	(23)	24
Cross-currency swaps	7	—	17	3

Total unrealized risk management gain	76	51	1	57

Risk management gain	$104	$45	$142	$4

Operating costs for the nine months ended September 30, 2015 include a realized loss of $10 million (2014 – $1 million loss) on electricity contracts and for the third quarter a realized loss of $6 million (2014 – $1 million gain).

Market risks

Penn West is exposed to normal market risks inherent in the oil and natural gas business, including, but not limited to, commodity price risk, foreign currency rate risk, credit risk, interest rate risk and liquidity risk. The Company seeks to mitigate these risks through various business processes and management controls and from time to time by using financial instruments.

There have been no significant changes to these risks from those discussed in Penn West’s annual audited consolidated financial statements.

Foreign currency rate risk

In 2015, the Company monetized a total of US$315 million of foreign exchange forward contracts on senior notes and settled US$147 million as part of normal course maturities. At September 30, 2015, the following foreign currency forward contracts were outstanding:

Nominal Amount	Settlement date	Exchange rate
Buy US$18	2016	0.995 CAD/USD
Buy US$78	2017	0.999 CAD/USD
Buy US$26	2018	0.995 CAD/USD
Buy US$76	2019	0.992 CAD/USD
Buy US$31	2020	0.995 CAD/USD

11. Shareholders’ equity

i) Issued

Shareholders’ capital	Common Shares	Amount
Balance, January 1, 2014	489,077,284	$8,913
Issued on exercise of equity compensation plans (1)	1,067,000	12
Issued to dividend reinvestment plan	7,175,803	58

Balance, December 31, 2014	497,320,087	8,983
Issued to dividend reinvestment plan	4,843,076	10

Balance, September 30, 2015	502,163,163	$8,993

(1)	Upon exercise of options, the net benefit is recorded as a reduction of other reserves and an increase to shareholders’ capital.

ii) Earnings per share - Basic and Diluted

The weighted average number of shares used to calculate per share amounts was as follows:

	Three months ended September 30		Nine months ended September 30
Average shares outstanding (millions)	2015	2014	2015	2014
Weighted average

Basic and Diluted	502.2	494.8	501.9	492.6

For the third quarter and for the first nine months of 2015, 16.1 million shares (2014 – 14.5 million) that would be issued under the Stock Option Plan (“Option Plan”) were excluded in calculating the weighted average number of diluted shares outstanding as they were considered anti-dilutive.

iii) Dividends

Including amounts funded by the Dividend Reinvestment Plan, Penn West paid dividends of $0.01 per share totalling $5 million in the third quarter of 2015 and $80 million in the first nine months of 2015. On October 15, 2015, Penn West paid its third quarter dividend of $0.01 per share totalling $5 million.

12. Share-based compensation

Stock Option Plan

Penn West has an Option Plan that allows Penn West to issue options to acquire common shares to officers, employees and other service providers. The current plan came into effect in 2011.

Under the terms of the plan, the number of options reserved for issuance under the Option Plan shall not exceed nine percent of the aggregate number of issued and outstanding common shares of Penn West. The grant price of options is equal to the volume-weighted average trading price of the common shares on the TSX for a five-trading-day period immediately preceding the date of grant. Options granted to date vest over a four-year period and expire five years after the date of grant.

	Nine months ended September 30, 2015		Year ended December 31, 2014
Options	Number of Options	Weighted Average Exercise Price	Number of Options	Weighted Average Exercise Price
Outstanding, beginning of period	14,460,158	$13.91	14,951,830	$17.63
Granted	5,061,500	1.86	8,332,400	8.84
Exercised	—	—	(1,067,000)	9.80
Forfeited/ Expired	(3,429,180)	12.65	(7,757,072)	16.20

Outstanding, end of period	16,092,478	$10.39	14,460,158	$13.91

Exercisable, end of period	6,023,268	$17.01	4,162,904	$20.14

Long-term retention and incentive plan (“LTRIP”)

Under the LTRIP, Penn West employees receive cash consideration, that fluctuates based on Penn West’s share price on the TSX. Eligible employees receive a grant of a specific number of LTRIP awards (each of which notionally represents a common share) that vest over a three-year period with the cash value paid to the employee on each vesting date. If the service requirements are met, the cash consideration paid is based on the number of LTRIP awards vested and the five-day weighted average trading price of the common shares prior to the vesting date plus dividends declared by Penn West during the period preceding the vesting date.

LTRIP awards (number of shares equivalent)	Nine months ended September 30, 2015	Year ended December 31, 2014
Outstanding, beginning of period	3,166,476	2,813,769
Granted	8,980,950	2,749,440
Vested and paid	(1,198,972)	(1,132,029)
Forfeited/ Expired	(3,786,202)	(1,264,704)

Outstanding, end of period	7,162,252	3,166,476

At September 30, 2015, LTRIP obligations of $2 million were classified as a current liability (December 31, 2014 – $4 million) included in accounts payable and accrued liabilities and $1 million was classified as a non-current liability (December 31, 2014 – $3 million) included in other non-current liabilities.

Deferred Share Unit (“DSU”) plan

The DSU plan became effective in 2011, allowing Penn West to grant DSUs in lieu of cash fees to non-employee directors providing a right to receive, upon retirement, a cash payment based on the volume-weighted-average trading price of the common shares on the TSX for the five trading days immediately prior to the day of payment. Management directors are not eligible to participate in the DSU Plan. At September 30, 2015, 428,961 DSUs (December 31, 2014 – 181,873) were outstanding and $1 million was recorded as a current liability (December 31, 2014 – $1 million).

Performance Share Unit (“PSU”) plan

The PSU plan became effective in 2013, allowing Penn West to grant PSUs to employees of Penn West. Upon meeting the vesting conditions, the employee could receive a cash payment based on performance factors determined by the Board of Directors and the share price. Members of the Board of Directors are not eligible for the PSU Plan.

PSU awards (number of shares equivalent)	Nine months ended September 30, 2015	Year ended December 31, 2014
Outstanding, beginning of period	771,020	969,723
Granted	1,483,000	620,000
Vested	(294,567)	(570,770)
Forfeited	(281,411)	(247,933)

Outstanding, end of period	1,678,042	771,020

The PSU obligation is classified as a liability due to the cash settlement feature. The change in the fair value of outstanding PSU awards is charged to income based on the common share price at the end of each reporting period plus accumulated dividends multiplied by a performance factor determined by the Board of Directors. At September 30, 2015, nil (December 31, 2014 - nil) was a current liability included in accounts payable and accrued liabilities and $1 million was classified as a non-current liability (December 31, 2014 – $1 million) and included in other non-current liabilities.

Share-based compensation

Share-based compensation is based on the fair value of the options at the time of grant under the Option Plan, which is amortized over the remaining vesting period on a graded vesting schedule. Share-based compensation under the LTRIP, DSU and PSU is based on the fair value of the awards outstanding at the reporting date and is amortized based on a graded vesting schedule. Share-based compensation consisted of the following:

	Nine months ended September 30
	2015	2014
Options	$3	$7
LTRIP	—	9
PSU	—	2

Share-based compensation	$3	$18

The share price used in the fair value calculation of the LTRIP, PSU and DSU obligations at September 30, 2015 was $0.60 (September 30, 2014 – $7.59). Share-based compensation related to the DSU was insignificant in both periods.

A Black-Scholes option-pricing model was used to determine the fair value of options granted under the Option Plan with the following fair value per option and weighted average assumptions:

	Nine months ended September 30
	2015	2014
Average fair value of options granted (per share)	$0.63	$1.26
Expected life of options (years)	4.0	4.0
Expected volatility (average)	43.6%	31.3%
Risk-free rate of return (average)	0.6%	1.4%
Dividend yield	2.0%	6.1%

Employee retirement savings plan

Penn West has an employee retirement savings plan (the “savings plan”) for the benefit of all employees. Under the savings plan, employees may elect to contribute up to 10 percent of their salary and Penn West matches these contributions at a rate of $1.50 for each $1.00 of employee contribution. Both the employee’s and Penn West’s contributions are used to acquire Penn West common shares or are placed in low-risk investments. Shares are purchased in the open market at prevailing market prices.

13. Commitments and contingencies

Penn West is involved in various litigation and claims in the normal course of business and records provisions for claims as required. In 2014, Penn West became aware of a number of putative securities class action claims having been filed or threatened to be filed in both Canada and the United States relating to damages alleged to have been incurred due to a decline in share price related to the restatement of certain of Penn West’s historical financial statements and related MD&A. In 2014, Penn West was served with statements of claim against the Company and certain of its present and former directors and officers relating to such types of securities class actions in the Provinces of Alberta, Ontario and Quebec and in the United States. To date, none of these proceedings has been certified under applicable class proceedings legislation. In the United States, the Court has consolidated the various actions, appointed lead plaintiffs, and set a scheduling for the parties to brief a motion to dismiss. Amounts claimed in the Canadian and United States proceedings are significant, but at this stage in the process, any estimate of the Company’s potential exposure or liability, if any, is premature and cannot be meaningfully determined. The Company intends to vigorously defend against such actions.

For further information, please contact:

PENN WEST

Penn West Plaza

Suite 200, 207 – 9th Avenue SW

Calgary, Alberta T2P 1K3

Phone: 403-777-2500

Fax: 403-777-2699

Toll Free: 1-866-693-2707

Website: www.pennwest.com

Investor Relations:

Toll Free: 1-888-770-2633

E-mail: investor_relations@pennwest.com